Follow-Up... Materials


06012962

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Samsung Electronics Co, Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 02 2006
THOMSON FINANCIAL

FILE NO. 82- 3109 FISCAL YEAR 12-31-05

- *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: [signature]

DAT : 5/2/06


SEC MAIL
RECEIVED
PROCESSING
APR 2 4 2006
WASH. D.C.
213
SECTION

SAMSUNG ELECTRONICS CO., LTD.

Audit Report 2005

as of and for the years ended December 31, 2005 and 2004

PRICEWATERHOUSECOOPERS



SEC MAIL
RECEIVED
APR 24 2006
WASH., D.C.
213
PROCESSING
SECTION

SAMSUNG ELECTRONICS CO., LTD.

Audit Report 2005

as of and for the years ended December 31, 2005 and 2004

SAMIL PRICEWATERHOUSECOOPERS

Samsung Electronics Co., Ltd.
Index
December 31, 2005 and 2004

Samil PricewaterhouseCoopers

A member firm of

PRICEWATERHOUSECOOPERS

www.samil.com
Kukje Center Building
191 Hangangno 2-ga, Yongsan-gu
Seoul 140-702, KOREA
(Yongsan P.O. Box 266, 140-600)

Report of Independent Auditors

To the Board of Directors and Shareholders of
Samsung Electronics Co., Ltd.

We have audited the accompanying non-consolidated balance sheets of Samsung Electronics Co., Ltd. (the "Company") as of December 31, 2005 and 2004, and the related non-consolidated statements of income, appropriations of retained earnings and cash flows for the years then ended, expressed in Korean won. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Samsung Card Co., Ltd. and certain other subsidiaries accounted for using the equity method of accounting, which statements reflect 5% and 6% of the Company's total assets as of December 31, 2005 and 2004, respectively, and have negatively contributed 5% and 2% to the Company's net income before income tax for the years then ended. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Samsung Card Co., Ltd. and certain other subsidiaries accounted for using the equity method of accounting, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

Samil PricewaterhouseCoopers

In our opinion, based on our audits and the reports of other auditors, the non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of Samsung Electronics Co., Ltd. as of December 31, 2005 and 2004, and the results of its operations, the changes in its retained earnings and its cash flows for the years then ended in conformity with accounting principles generally accepted in the Republic of Korea.

Without qualifying our opinion, we draw your attention to the following matter.

As discussed in Note 17 to the accompanying non-consolidated financial statements, the Company and 30 other Samsung Group affiliates (the "Affiliates") entered into an agreement with the institutional creditors (the "Creditors") of Samsung Motors Inc. ("SMI") in September 1999. In accordance with this agreement, the Company and the Affiliates agreed to sell 3,500,000 shares of Samsung Life Insurance Co., Ltd., which were previously transferred to the Creditors in connection with the petition for court receivership of SMI by December 31, 2000. In the event that the sales proceeds fall short of ₩2,450 billion, the Company and the Affiliates have agreed to compensate the Creditors for the shortfall by other means, including the participation in any equity offering or subordinated debentures issued by the Creditors. Any excess proceeds over ₩2,450 billion are to be distributed to the Company and the Affiliates. In the event of delays, interest on the agreed sales proceed amount of ₩2,450 billion has been agreed to be paid to the Creditors by the Company and the Affiliates. As of the balance sheet date, these transferred shares of Samsung Life Insurance Co., Ltd. have not yet been sold. As a result, on December 9, 2005, the Creditors filed a civil lawsuit against Kun-Hee Lee, the chairman of the Company, the Company and 27 other Samsung Group Companies, for losses arising from breach of this agreement.

The Creditors are claiming for the agreed sales proceed amount of ₩2,450 billion and damages for delays amounting to ₩2,287.9 billion, both with interest of 6% per annum from January 1, 2001 until the date the Company was served with court papers and 20% per annum thereafter until settlement. Interest on the damages for delays has been calculated on a monthly basis from January 1, 2001. In addition, the Creditors are claiming further damages for delays (calculated at 19% per annum on ₩2,450 billion) from December 1, 2005 until settlement.

As of the balance sheet date, the outcome of this litigation is uncertain and accordingly, the ultimate effect of this matter on the financial position of the Company cannot presently be determined.

The amounts expressed in U.S. dollars, provided solely for the convenience of the reader, have been translated on the basis set forth in Note 3 to the accompanying non-consolidated financial statements.

Samil PricewaterhouseCoopers

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those who are knowledgeable about Korean accounting principles or auditing standards and their application in practice.

Samil PricewaterhouseCoopers

Seoul, Korea
January 27, 2006

This report is effective as of January 27, 2006, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Samsung Electronics Co., Ltd.
Non-Consolidated Balance Sheets
December 31, 2005 and 2004

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2005	2004	2005	2004
Assets				
Current assets				
Cash and cash equivalents	₩ 1,053,552	₩ 957,819	$ 1,040,032	$ 945,527
Short-term financial instruments (Note 4)	3,897,931	4,186,706	3,847,908	4,132,977
Short-term available-for-sale securities (Note 5)	1,917,122	2,289,365	1,892,519	2,259,985
Trade accounts and notes receivable, net of allowance for doubtful accounts (Note 6)	1,496,939	1,331,587	1,477,729	1,314,499
Other accounts and notes receivable, net of allowance for doubtful accounts (Note 6)	842,828	937,658	832,011	925,625
Inventories, net of valuation losses (Note 7)	2,909,447	3,154,318	2,872,110	3,113,838
Short-term deferred income tax assets (Note 24)	907,680	-	896,032	-
Prepaid expenses and other current assets	1,197,812	1,101,038	1,182,440	1,086,908
Total current assets	14,223,311	13,958,491	14,040,781	13,779,359
Lease receivables under capital lease (Note 8)	269,179	312,034	265,725	308,030
Property, plant and equipment, including revalued portion, net of accumulated depreciation (Note 11)	24,650,194	19,727,807	24,333,854	19,474,637
Long-term available-for-sale securities (Note 9)	977,409	463,197	964,866	457,253
Equity-method investments (Note 10)	8,891,880	8,353,211	8,777,769	8,246,013
Intangible assets, net of accumulated amortization (Note 12)	465,801	399,376	459,823	394,251
Long-term deposits and other assets (Note 13)	1,060,996	602,427	1,047,379	594,695
Total assets	₩50,538,770	₩43,816,543	$ 49,890,197	$ 43,254,238

Samsung Electronics Co., Ltd.
Non-Consolidated Balance Sheets
December 31, 2005 and 2004

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2005	2004	2005	2004
Liabilities and Shareholders' Equity				
Current liabilities				
Trade accounts and notes payable	₩ 1,867,185	₩ 1,823,316	$ 1,843,223	$ 1,799,917
Other accounts and notes payable	2,917,659	2,595,557	2,880,216	2,562,248
Accrued expenses (Note 16)	2,506,501	2,359,751	2,474,335	2,329,468
Income taxes payable	789,925	1,378,429	779,788	1,360,739
Other current liabilities	264,005	563,850	260,617	556,614
Total current liabilities	8,345,275	8,720,903	8,238,179	8,608,986
Foreign currency notes and bonds (Note 14)	95,557	98,545	94,331	97,280
Long-term advances received	505,950	-	499,457	-
Long-term accrued expenses (Note 16)	133,748	-	132,031	-
Deferred income tax liabilities (Note 24)	865,761	19,983	854,650	19,727
Accrued severance benefits (Note 15)	498,488	397,084	492,091	391,988
Other long-term liabilities	437,381	139,619	431,768	137,828
Total liabilities	₩10,882,160	₩ 9,376,134	$ 10,742,507	$ 9,255,809

Samsung Electronics Co., Ltd.
Non-Consolidated Balance Sheets
December 31, 2005 and 2004

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2005	2004	2005	2004
Commitments and contingencies (Note 17)				
Shareholders' equity				
Capital stock (Note 18)				
Common stock	₩ 778,047	₩ 778,047	$ 768,062	$ 768,062
Preferred stock	119,467	119,467	117,934	117,934
Capital surplus				
Paid-in capital in excess of par value	4,403,893	4,403,893	4,347,377	4,347,377
Other capital surplus	1,961,422	1,927,773	1,936,251	1,903,034
Retained earnings (Note 19)	37,365,892	30,575,041	36,886,369	30,182,666
(Net income of ₩7,640,213 million in 2005 and₩10,786,742 million in 2004)				
Capital adjustments				
Treasury stock (Note 21)	(5,970,778)	(4,159,639)	(5,894,154)	(4,106,258)
Others (Note 22)	998,667	795,827	985,851	785,614
Total shareholders' equity	39,656,610	34,440,409	39,147,690	33,998,429
Total liabilities & shareholder's equity	₩50,538,770	₩43,816,543	$ 49,890,197	$ 43,254,238

The accompanying notes are an integral part of these non-consolidated financial statements.

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Income
For the years ended December 31, 2005 and 2004

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2005	2004	2005	2004
Sales (Note 26)	₩57,457,670	₩57,632,359	$ 56,720,306	$ 56,892,753
Cost of sales	40,158,150	37,279,686	39,642,794	36,801,269
Gross profit	17,299,520	20,352,673	17,077,512	20,091,484
Selling, general and administrative expenses	9,239,745	8,335,796	9,121,169	8,228,822
Operating profit	8,059,775	12,016,877	7,956,343	11,862,662
Non-operating income				
Interest and dividend income	229,654	295,428	226,707	291,637
Commission income	366,519	205,287	361,815	202,653
Foreign exchange gains	399,624	402,774	394,496	397,605
Gain on foreign currency translation (Note 28)	90,187	138,528	89,030	136,750
Gain on valuation of investments using the equity method of accounting (Note 10)	1,131,014	576,923	1,116,500	569,519
Others	454,361	517,801	448,529	511,156
	2,671,359	2,136,741	2,637,077	2,109,320
Non-operating expenses				
Interest expense	42,214	65,970	41,672	65,123
Foreign exchange losses	348,804	364,867	344,328	360,185
Loss on foreign currency translation (Note 28)	31,244	41,903	30,843	41,365
Loss on valuation of investments using the equity method of accounting (Note 10)	972,173	-	959,697	-
Others	466,227	556,352	460,244	549,212
	1,860,662	1,029,092	1,836,784	1,015,885
Ordinary profit	8,870,472	13,124,526	8,756,636	12,956,097

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Income
For the years ended December 31, 2005 and 2004

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2005	2004	2005	2004
Extraordinary income	₩ -	₩ -	$ -	$ -
Extraordinary loss	-	-	-	-
Net income before income taxes	8,870,472	13,124,526	8,756,636	12,956,097
Income tax expense (Note 24)	1,230,259	2,337,784	1,214,471	2,307,783
Net income	₩ 7,640,213	₩10,786,742	$ 7,542,165	$ 10,648,314
Basic earnings per share (Note 25) (in Korean won and U.S. dollars)	₩ 49,970	₩ 67,899	$ 49	$ 67
Diluted earnings per share (Note 25) (in Korean won and U.S. dollars)	₩ 49,128	₩ 66,864	$ 48	$ 66

The accompanying notes are an integral part of these non-consolidated financial statements.

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Appropriations of Retained Earnings
For the years ended December 31, 2005 and 2004
Date of appropriations: February 28, 2006 and February 28, 2005

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2005	2004	2005	2004
Retained earnings before appropriations				
Unappropriated retained earnings carried over from the prior year	₩ 30	₩ 31	$ 30	$ 31
Interim dividends (Note 20) (Dividend rate: 10% in 2005 and 100% in 2004)	(76,652)	(791,139)	(75,668)	(780,986)
Retirement of treasury stock (Note 18)	-	(3,025,128)	-	(2,986,306)
Net income	7,640,213	10,786,742	7,542,165	10,648,314
	7,563,591	6,970,506	7,466,527	6,881,053
Appropriations (Note 19)				
Legal reserve	-	3,000	-	2,962
Reserve for business rationalization	1,000,000	1,000,000	987,167	987,167
Reserve for research and human resource development	4,000,000	4,000,000	3,948,667	3,948,667
Cash dividends (Note 20)	757,403	772,711	747,683	762,795
(Common stock: 100% in 2005 and in 2004)				
(Preferred stock: 101% in 2005 and in 2004)				
Reserve for loss on disposal of treasury stock	650,000	550,000	641,658	542,942
Reserve for capital expenditure	1,156,158	644,765	1,141,322	636,490
	7,563,561	6,970,476	7,466,497	6,881,023
Unappropriated retained earnings carried over to the subsequent year	₩ 30	₩ 30	$ 30	$ 30

The accompanying notes are an integral part of these non-consolidated financial statements.

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Cash Flows
For the years ended December 31, 2005 and 2004

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2005	2004	2005	2004
Cash flows from operating activities				
Net income	₩ 7,640,213	₩10,786,742	$ 7,542,165	$ 10,648,314
Adjustments to reconcile net income to net cash provided by operating activities				
Depreciation and amortization	5,060,475	4,526,115	4,995,533	4,468,031
Provision for severance benefits	385,706	365,041	380,756	360,356
Loss on foreign currency translation	31,244	41,903	30,843	41,365
Gain on foreign currency translation	(90,187)	(138,528)	(89,030)	(136,750)
Gain on valuation of investments using the equity method of accounting	(1,131,014)	(576,923)	(1,116,500)	(569,519)
Loss on valuation on investments using the equity method of accounting	972,173	-	959,697	-
Deferred income taxes	(198,751)	380,425	(196,200)	375,543
Others	436,992	332,829	431,385	328,557
	13,106,851	15,717,604	12,938,649	15,515,897
Changes in operating assets and liabilities				
Increase in trade accounts and notes receivable	(372,311)	(83,295)	(367,533)	(82,226)
Decrease (Increase) in other accounts and notes receivable	93,912	(228,436)	92,707	(225,504)
Decrease (Increase) in inventories	24,910	(854,560)	24,590	(843,593)
Increase (Decrease) in trade accounts and notes payable	49,381	(33,669)	48,747	(33,237)
Increase (Decrease) in other accounts and notes payable	191,393	(72,759)	188,937	(71,825)
Increase in accrued expenses	183,115	279,889	180,765	276,297
Increase in long-term advance received	505,950	-	499,457	-
Increase in long-term accrued expenses	133,748	-	132,031	-
Increase (Decrease) in income taxes payable	(600,859)	475,180	(593,148)	469,082
Payment of severance benefits	(134,308)	(190,359)	(132,584)	(187,916)
Others	(391,381)	(205,250)	(386,358)	(202,617)
Net cash provided by operating activities	12,790,401	14,804,345	12,626,260	14,614,358

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Cash Flows
For the years ended December 31, 2005 and 2004

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2005	2004	2005	2004
Cash flows from investing activities				
Disposal of short-term financial instruments	₩ 288,775	₩ 60,130	$ 285,069	$ 59,358
Proceeds from disposal of short-term available-for-sale securities	3,574,058	2,518,498	3,528,192	2,486,178
Acquisition of short-term available-for-sale securities	(3,172,410)	(2,292,871)	(3,131,698)	(2,263,446)
Proceeds from disposal of property, plant and equipment	174,321	520,865	172,084	514,181
Acquisition of property, plant and equipment	(10,080,695)	(7,869,985)	(9,951,328)	(7,768,988)
Proceeds from long-term available-for-sale securities	21,574	102,667	21,297	101,349
Proceeds from disposal of investments	396,510	300,840	391,422	296,979
Acquisition of long-term available-for-sale securities	(30,074)	(23,083)	(29,688)	(22,787)
Acquisition of equity-method investments	(866,665)	(1,980,439)	(855,543)	(1,955,024)
Others	(250,658)	(128,280)	(247,442)	(126,633)
Net cash used in investing activities	(9,945,264)	(8,791,658)	(9,817,635)	(8,678,833)
Cash flows from financing activities				
Repayment of current portion of long-term debt	-	(1,001,207)	-	(988,358)
Payment of dividends	(849,363)	(1,596,281)	(838,463)	(1,575,796)
Acquisition of treasury stock	(2,149,370)	(3,841,485)	(2,121,786)	(3,792,187)
Exercise of stock options	249,329	115,924	246,129	114,436
Others	-	(28)	-	(27)
Net cash used in financing activities	(2,749,404)	(6,323,077)	(2,714,120)	(6,241,932)
Net decrease in cash and cash equivalents	95,733	(310,390)	94,505	(306,407)
Beginning of the year	957,819	1,268,209	945,527	1,251,934
End of the year	₩ 1,053,552	₩ 957,819	$ 1,040,032	$ 945,527

The accompanying notes are an integral part of these non-consolidated financial statements.

1. The Company

Samsung Electronics Co., Ltd. (the "Company") was incorporated under the laws of the Republic of Korea to manufacture and sell semiconductors, telecommunication products, home appliances and digital media products.

The Company's shares of stock are publicly traded and all issued and outstanding shares are listed on the Korea Stock Exchange.

As of December 31, 2005, the major shareholders of the Company, including preferred shareholders, and their respective shareholdings, are as follows:

Name of Shareholder	Number of Shares	Percentage of Ownership (%)
Citibank N.A.	18,767,519	11.03
Samsung Life Insurance Co., Ltd.	10,690,660	6.28
Samsung Corporation	5,917,362	3.48
Lee Kun-Hee and others	5,161,602	3.03
National Pension Corporation	4,838,367	2.84
NTC-GOV SPORE	3,145,475	1.85
Samsung Fire & Marine Insurance Co., Ltd.	1,856,370	1.09

2. Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its non-consolidated financial statements are summarized below:

Basis of Financial Statement Presentation
The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. Certain information attached to the Korean language non-consolidated financial statements, but not required for a fair presentation of the Company's financial position, results of operations or cash flows, is not presented in the accompanying non-consolidated financial statements.

Application of the Statements of Korean Financial Accounting Standards
The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards ("SKFAS"), which will gradually replace the existing financial accounting standards established by the Korean Financial and Supervisory Board. SKFAS No. 15 through No. 17 became applicable to the Company in January 1, 2005, the Company adopted these statements in its financial statements as of and for the year ended December 31, 2005.

Use of Estimates
The preparation of the financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates.

Cash, Cash Equivalents and Short-Term Financial Instruments
Cash and cash equivalents include cash on hand and in bank accounts, with original maturities of three months or less. Investments which are readily convertible into cash within four to 12 months of purchase are classified in the balance sheet as short-term financial instruments. The cost of these investments approximates fair value.

Marketable Securities
Investments in equity securities or debt securities are classified into trading securities, available-for-sale securities and held-to-maturity securities, depending on the acquisition and holding purpose. Trading securities are classified as current assets; while available-for-sale securities and held-to-maturity securities are classified as long-term investments, except that those securities that mature or are certain to be disposed of within one year are classified as current assets.

Cost is measured at the market value upon acquisition, including incidental costs, and is determined using the average cost method.

Available-for-sale securities are stated at fair value, while non-marketable equity securities are stated at cost. Unrealized holding gains and losses on available-for-sale securities are reported in a separate component of shareholders' equity (capital adjustments), which are to be included in current operations upon the disposal or impairment of the securities. In the case of available-for-sale debt securities, the difference between the acquisition cost after amortization using the effective interest rate method and the fair value is reported in capital adjustments.

Impairment resulting from the decline in realizable value below the acquisition cost , net of amortization, are included in current operations.

Equity-Method Investments

Investments in business entities in which the Company has a control or the ability to exercise significant influence over the operating and financial policies are accounted for using the equity method of accounting.

Under the equity method, the original investment is recorded at cost and adjusted by the Company's share in the net book value of the investee with a corresponding charge to current operations, a separate component of shareholders' equity, or retained earnings, depending on the nature of the underlying change in the net book value. All significant unrealized profits resulting from intercompany transactions of inventories and property, plant and equipment are fully eliminated.

Differences between the investment account and corresponding capital account of the investee at the date of acquisition of the investment are recorded as part of investments and are amortized over five years using the straight-line method. However, differences which occur from additional investments made after the Company has control in its subsidiaries are reported in a separate component of shareholders' equity, and are not included in the determination of the results of operations.

Assets and liabilities of the Company's foreign investees are translated at current exchange rates, while income and expense are translated at average rates for the period. Adjustments resulting from the translation process are reported in a separate component of shareholders' equity, and are not included in the determination of the results of operations.

The equity-method investments are accounted for based on unaudited or unreviewed financial statements of the equity-method investees since the audit or review procedures for most of these entities are not yet completed as of the date of this audit report.

In accordance with SKFAS No. 15, *Investments in Associates*, the Company changed its policy in accounting for the earnings from equity-method investments from the net basis to gross basis. This change had no effect on the net income or shareholders' equity. The financial statements as of December 31, 2004, and for the year ended December 31, 2004, have not been restated to reflect such change.

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts and notes receivable based on the aggregate estimated collectibility of the receivables.

Inventory Valuation

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the average cost method, except for materials-in-transit which are stated at actual cost as determined using the specific identification method. Losses on valuation of inventories and losses on inventory obsolescence are recorded as part of cost of sales.

Property, Plant and Equipment and Related Depreciation

Property, plant and equipment are stated at cost, except for certain assets subject to upward revaluation in accordance with the Asset Revaluation Law of Korea. The revaluation presents production facilities and other buildings at their depreciated replacement cost, and land at the prevailing market price, as of the effective date of revaluation. The revaluation increment, net of revaluation tax, is first applied to offset accumulated deficit and deferred foreign exchange losses, if any. The remainder may be credited to other capital surplus or transferred to common stock. A new basis for calculating depreciation is established for revalued assets.

Depreciation is computed using the straight-line method over the following estimated useful lives:

	Estimated useful lives
Buildings and auxiliary facilities	15, 30 years
Structures	15 years
Machinery and equipment	5 years
Tools and fixtures	5 years
Vehicles	5 years

Maintenance and Repairs

Routine maintenance and repairs are charged to expense as incurred. Expenditures which enhance the value or extend the useful life of the related assets are capitalized.

Intangible Assets

Intangible assets are amortized on a straight-line basis over the following estimated useful lives:

	Estimated useful lives
Goodwill	5 years
Intellectual property rights	10 years
Other intangible assets	5 years

Lease Receivables

A lease which has substantially non-cancelable terms, and transfers the benefits and risks incidental to ownership from lessor to leasee is classified as a financing lease. All other leases are classified as operating leases.

Financing lease receivables are recorded as fair value. Accrued interest is recognized over the lease period using the effective interest rate method.

Discounts and Premiums on Debentures

The difference between the face amount and the proceeds upon the issuance of the debenture is treated as either a discount or premium of the debenture, which is amortized over the term of the debenture using the effective interest rate method. The discount or premium is reported in the balance sheet as a direct deduction from or addition to the face amount of the debenture.

Stock and Debenture Issuance Costs
Stock issuance costs are charged directly to paid-in capital in excess of par value. Debenture issuance costs are recorded as a reduction of the proceeds from the issuance of the debenture.

Government Grants
Government grants received for the development of certain technologies are recorded as accrued income, and offset against relevant development costs as they are incurred.

Accrued Severance Benefits
Employees and directors with at least one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.

A portion of the accrued severance benefits of the Company are funded through a group severance insurance plan with Samsung Life Insurance Co., Ltd., and the amounts funded under this insurance plan are classified as a deduction from the accrued severance benefits liability. Subsequent accruals are to be funded at the discretion of the Company.

In accordance with the National Pension Act, a certain portion of the accrued severance benefits is deposited with the National Pension Fund and deducted from the accrued severance benefits liability.

Revenue Recognition
Sales of products and merchandise are recognized upon delivery when the significant risks and rewards of ownership of the goods are transferred to the buyer. Revenue from installation service contracts is recognized using the percentage-of-completion method.

Foreign Currency Translation
Assets and liabilities denominated in foreign currencies are translated into Korean won at the rate of exchange in effect as of the balance sheet date. Gains and losses resulting from the translation are reflected as either income or expense for the period.

Foreign currency convertible debentures are translated at the exchange rate that will be used at the time of conversion as prescribed in the terms of such debentures.

Deferred income tax assets and liabilities
Deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards.

Deferred income tax assets and liabilities are computed on such temporary differences by applying statutory tax rates applicable to the years when such differences are expected to be reversed. Tax assets related to tax credit and exemptions are recognized to the extent of the Company's certain taxable income.

The balance sheet distinguishes the current and non-current portions of the deferred tax assets and liabilities, whose balances are offset against each other.

In accordance with SKFAS No. 16, *Deferred Income Taxes*, which became effective January 1, 2005, the Company classified deferred income tax assets and liabilities into current portion and non-current portion based on net amount. The balance sheet as of December 31, 2004, has not been restated to reflect such change.

Long-Term Receivables and Payables
Long-term receivables and payables that have no stated interest rate or whose interest rate is different from the market rate are recorded at their present values. The difference between the nominal value and present value of the long-term receivables and payables is amortized using the effective interest rate method with interest income or expense adjusted accordingly.

Stock-Based Compensation
The Company uses the fair-value method in determining compensation costs of stock options granted to its employees and directors. The compensation cost is estimated using the Black-Scholes option-pricing model and is accrued as a charge to expense over the vesting period, with a corresponding increase in a separate component of shareholders' equity as other capital adjustments.

Earnings Per Share
Basic earnings per share are calculated by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is calculated using the weighted-average number of common shares outstanding adjusted to include the potentially dilutive effect of convertible bonds.

Product Warranties
The Company accrues the estimated cost of warranty coverage at the time of sales are recorded.

Asset Impairment
When the book value of an asset is greater than its recoverable value due to obsolescence, physical damage or the abrupt decline in the market value of the asset, the decline in value, if material, is deducted from the book value and recognized as an asset impairment loss in the current period.

3. United States Dollar Amounts

The Company operates primarily in Korean won and its official accounting records are maintained in Korean won. The U.S. dollar amounts, provided herein, represent supplementary information solely for the convenience of the reader. All won amounts are expressed in U.S. dollars at the rate of ₩1,013 to US$1, the exchange rate in effect on December 31, 2005. Such presentation is not in accordance with generally accepted accounting principles in either the Republic of Korea or the United States, and should not be construed as a representation that the won amounts shown could be readily converted, realized or settled in U.S. dollars at this or at any other rate.

The 2004 U.S. dollar amounts, which were previously expressed at ₩1,043 to US$1, the rate in effect on December 31, 2004, have been restated to reflect the exchange rate in effect on December 31, 2005.

4. Cash Subject to Withdrawal Restrictions

As of December 31, 2005 cash in banks amounting to ₩33,582 million (2004: ₩25,123 million) are subject to withdrawal restrictions in relation to government-sponsored research and development projects and other activities.

5. Short-Term Available-For-Sale Securities

Short-term available-for-sale securities as of December 31, 2005 and 2004, consist of the following:

(In millions of Korean won)		2005		2004	Maturity
Financial institution bonds [1]	₩	585,225	₩	592,485	Within 1 year
Fair-value investments [2]		166,199		181,511	
Beneficiary certificates [3]		1,114,543		1,463,199	Within 1 year
Others		51,155		52,170	
	₩	1,917,122	₩	2,289,365	

[1] Interest income amounting to ₩3,551 million (2004: ₩2,787 million) calculated based on documentation sent by the financial institutions is included in financial institution bonds.

[2] The Company holds 3,190,000 shares of SK Corp. which represents a percentage of ownership of 2.45%.

3 Beneficiary certificates as of December 31, 2005 and 2004, consist of the following:

(In millions of Korean won)	2005	2004
Call loan	₩ 26,170	₩ 6,776
Time deposit	-	40,667
Certificate of deposit	179,851	298,996
Bonds	913,842	1,100,638

For the years ended December 31, 2005 and 2004, changes in valuation gain or loss on short-term available-for sale securities are as follows:

1) 2005

(In millions of Korean won)

	Valuation Gain on Available-For-Sale Securities				Valuation Loss on Available-For-Sale Securities			
	Balance at January 1, 2005	Valuation Amount	Included in Earnings	Balance at December 31, 2005	Balance at January 1, 2005	Valuation Amount	Included in Earnings	Balance at December 31, 2005
Beneficiary certificates	₩ 10,448	₩ 4,543	₩ 10,448	₩ 4,543	₩ -	₩ -	₩ -	₩ -
Financial institution bonds	21	-	21	-	(197)	(391)	(196)	(392)
Fair-value investments	-	-	-	-	(16,371)	(15,312)	-	(31,683)
	₩ 10,469	₩ 4,543	₩ 10,469	₩ 4,543	₩(16,568)	₩(15,703)	₩ (196)	₩ (32,075)
Deferred income tax				(1,250)				8,821
				₩ 3,293				₩ (23,254)

2) 2004

(In millions of Korean won)

	Valuation Gain on Available-For-Sale Securities				Valuation Loss on Available-For-Sale Securities			
	Balance at January 1, 2004	Valuation Amount	Included in Earnings	Balance at December 31, 2004	Balance at January 1, 2004	Valuation Amount	Included in Earnings	Balance at December 31, 2004
Beneficiary certificates	₩ 14,483	₩ 10,448	₩ 14,483	₩ 10,448	₩ -	₩ -	₩ -	₩ -
Financial institution bonds	62	21	62	21	(596)	(197)	(596)	(197)
Fair-value investments	-	-	-	-	-	(16,371)	-	(16,371)
	₩ 14,545	₩ 10,469	₩ 14,545	₩ 10,469	₩ (596)	₩(16,568)	₩ (596)	₩ (16,568)

6. Accounts and Notes Receivable

Accounts and notes receivable and with respective allowance for doubtful accounts as of December 31, 2005 and 2004, are as follows:

(In millions of Korean won)		2005		2004
Trade accounts and notes receivable	₩	1,513,151	₩	1,345,860
Less: Allowance for doubtful accounts		(16,212)		(14,273)
	₩	1,496,939	₩	1,331,587
Other accounts and notes receivable	₩	848,441	₩	943,125
Less: Allowance for doubtful accounts		(5,586)		(5,467)
Discounts on present value		(27)		-
	₩	842,828	₩	937,658

Outstanding balance of trade accounts and notes receivable sold to financial institutions as of December 31, 2005 and 2004 are as follows:

(In millions of Korean won)		2005		2004
Export accounts and notes receivable with recourse	₩	3,898,827	₩	3,406,629
Export accounts and notes receivable without recourse		41,416		44,924
Trade notes receivable with recourse		2,167		3,130
Trade accounts receivable with recourse		2,652		67,157
Trade accounts receivable without recourse		16,997		17,216
	₩	3,962,059	₩	3,539,056

Accounts that are valued at present value under long-term installment transactions (including current portions) are as follows:

(In millions of Korean won) Accounts	Face Value	Discount	Present Value	Period	Weighted-Average Interest Rate (%)
Long-term loans, etc	₩ 82,904	₩16,952	₩ 65,952	2003.7 ~ 2011.12	4.0 ~ 8.0
Long-term payables	₩619,797	₩87,641	₩532,155	2000.12 ~ 2014.8	3.8 ~ 8.0

7. Inventories

Inventories, net of valuation losses, as of December 31, 2005 and 2004, consist of the following:

(In millions of Korean won)		2005		2004
Finished goods and merchandise	₩	577,241	₩	546,552
Semi-finished goods and work-in-process		1,108,982		1,461,271
Raw materials and supplies		1,099,965		1,047,387
Materials-in-transit		123,259		99,108
	₩	2,909,447	₩	3,154,318

Inventories are insured against fire and other casualty losses up to ₩2,980,651 million as of December 31, 2005 (2004: ₩2,957,045 million). As of December 31, 2005, land and construction-in-progress held for resale amounting to ₩20,582 million (2004: ₩25,931 million) are included in the finished goods and merchandise account.

As of December 31, 2005, losses on valuation of inventories, where net realizable value is below cost, amounted to ₩105,154 million (2004: ₩55,061 million).

8. Lease Receivables

Future lease receivables under lease agreements as of December 31, 2005, are as follow:

(In millions of Korean won)

For the Year Ending December 31,		Amount
2006	₩	89,291
2007		83,284
2008		77,274
2009		71,266
2010		21,452
		342,567
Less: Portion representing interest		(73,388)
	₩	269,179

9. Long-Term Available-For-Sale Securities

Long-term available-for-sale securities as of December 31, 2005 and 2004, consist of the following:

(In millions of Korean won)	Detail	2005			2004
		Acquisition Cost	Market Value or Net Book Value	Recorded Book Value	Recorded Book Value
Fair-value investments	(1)	₩ 320,854	₩ 846,388	₩ 846,388	₩ 348,028
Cost-method investments	(2)	177,652	135,237	127,558	111,833
Government and public bonds		3,674	3,300	3,300	2,973
Funds		163	163	163	363
		₩ 502,343	₩ 985,088	₩ 977,409	₩ 463,197

(1) Fair-value investments

Fair-value investments as of December 31, 2005 and 2004, consist of the following:

(In millions of Korean won, except for the number of shares owned and percentage of ownership)

	2005					2004
	Number of Shares Owned	Percentage of Ownership (%)	Acquisition Cost	Market Value	Recorded Book Value	Recorded Book Value
Samsung Heavy Industries Co., Ltd.	40,675,641	17.61	₩ 258,299	₩ 721,993	₩ 721,993	₩ 262,765
Samsung Fine Chemicals Co., Ltd.	2,164,970	8.39	45,678	71,985	71,985	38,536
The Shilla Hotels & Resorts	2,004,717	5.01	13,957	25,961	25,961	12,570
Cheil Communications Inc.	119,949	2.61	2,920	26,449	26,449	18,052
Dacom Corporation	-	-	-	-	-	1,816
Hanaro Telecom Inc.	-	-	-	-	-	14,289
			₩ 320,854	₩ 846,388	₩ 846,388	₩ 348,028

The difference between the acquisition cost and fair value of the investments using the fair-value method is recorded in a separate component of shareholders' equity as other capital

(2) Cost-method investments

Cost-method investments as of December 31, 2005 and 2004, consist of the following:

(In millions of Korean won, except for the number of shares owned and percentage of ownership)

	2005					2004
	Number of Shares Owned	**Percentage of Ownership (%)**	**Acquisition Cost**	**Net Book Value**	**Recorded Book Value**	**Recorded Book Value**
Samsung Petrochemical Co.	514,172	12.96	₩ 8,040	₩ 35,538	₩ 8,040	₩ 8,040
Samsung General Chemicals Co., Ltd.	1,914,251	3.91	19,143	29,415	19,143	19,143
Kihyup Technology Banking Corporation	1,000,000	17.24	5,000	6,157	5,000	5,000
Pusan Newport Co., Ltd.	1,135,307	1.59	5,676	5,039	5,676	5,676
GE Samsung Lighting	80,000	10.00	1,367	740	273	273
Brooks-PRI Automation Asia Inc.	219,317	19.00	1,097	824	368	368
Samsung Venture Investment Corporation	980,000	16.33	4,900	5,890	4,900	4,900
Bluebird Soft Inc.	140,000	17.00	10,199	2,841	2,441	2,441
Alticast Corporation	1,650,000	11.96	8,250	717	482	482
iMarketKorea Inc.	380,000	14.10	1,900	4,945	1,900	1,900
SkyLife Broadcasting	600,000	0.71	3,344	252	3,344	3,344
International Cyber Marketing Inc. [1]	450,000	45.00	1,166	1,472	1,166	1,166
TU Media Corp.	3,015,195	6.90	15,076	7,313	15,076	9,100
Samsung SDI Brasil Ltda.	-	0.09	3,067	124	55	97

	2005					2004
	Number of Shares Owned	Percentage of Ownership (%)	Acquisition Cost	Net Book Value	Recorded Book Value	Recorded Book Value
Symbian Ltd.	10,359,926	4.50	₩ 31,839	₩ 5,836	₩ 31,839	₩ 31,839
Beijing T3G Technology Co., Ltd.	-	16.26	7,732	2,118	7,732	6,327
Samsung Semiconductor China R&D., Ltd. [1]	-	100.00	1,794	2,065	1,794	1,794
Samsung Malaysia Electronics SDN, BHD.	-	-	-	-	-	4,797
Hangzhou Samsung Eastcom Network Technology [1]	-	70.00	4,506	4,255	4,506	2,027
INPHI CORPORATION	2,732,241	6.40	4,171	4,171	4,171	-
Samsung Telecommunication India [1]	22,087,000	100.00	5,175	4,836	5,175	-
Others			34,210	10,689	4,477	3,119
			₩ 177,652	₩135,237	₩ 127,558	₩ 111,833

[1] As of December 31, 2005, these investments in affiliated companies were not valued using the equity method, due to the immateriality of their asset values.

Losses on impairment of cost-method investments resulting from the decline in realizable value below the acquisition cost amounted to nil for the year ended December 31, 2005 (2004: ₩10,166 million).

As of December 31, 2005, the Company's investments in Pusan Newport Co., Ltd. were pledged as collateral in connection with the investee's debt.

(3) For the years ended December 31, 2005 and 2004, changes in valuation gain or loss on long-term available-for-sale securities are as follows:

1) 2005

(In millions of Korean won)

	Valuation Gain on Available-For-Sale Securities				Valuation Loss on Available-For-Sale Securities			
	Balance at January 1, 2005	Valuation Amount	Included in Earnings	Balance at December 31, 2005	Balance at January 1, 2005	Valuation Amount	Included in Earnings	Balance at December 31, 2005
Fair-value investments	₩ 19,598	₩505,941	₩ -	₩525,539	₩ (9,814)	₩ 8,524	₩ (1,290)	₩ -
Government and public bonds	67	-	67	-	(132)	(375)	(132)	(375)
	₩ 19,665	₩505,941	₩ 67	₩525,539	₩ (9,946)	₩ 8,149	₩ (1,422)	₩ (375)
Deferred income tax				(144,523)				103
				₩381,016				₩ (272)

2) 2004

(In millions of Korean won)

	Valuation Gain on Available-For-Sale Securities				Valuation Loss on Available-For-Sale Securities			
	Balance at January 1, 2004	Valuation Amount	Included in Earnings	Balance at December 31, 2004	Balance at January 1, 2004	Valuation Amount	Included in Earnings	Balance at December 31, 2004
Fair-value investments	₩ 17,831	₩ 1,767	₩ -	₩ 19,598	₩ (3,479)	₩(10,973)	₩ (4,638)	₩ (9,814)
Government and public bonds	-	67	-	67	(49)	(83)	-	(132)
Funds	2,832	-	2,832	-	(718)	-	(718)	-
	₩ 20,663	₩ 1,834	₩ 2,832	₩ 19,665	₩ (4,246)	₩(11,056)	₩ (5,356)	₩ (9,946)

10. Equity-Method Investments

Equity-method investments as of December 31, 2005 consist of the following:

(In millions of Korean Won, except for the number of shares owned and percentage of ownership)

	Number of Shares Owned	Percentage of Ownership (%)	Acquisition Cost	Net Book Value	Recorded Book Value
Samsung SDI Co., Ltd.	9,282,753	19.68	₩ 423,722	₩ 899,597	₩ 897,461
Samsung Electro-Mechanics Co., Ltd.	17,693,084	22.80	359,237	382,109	373,051
Samsung Kwangju Electronics Co., Ltd.	38,515,579	94.25	192,676	548,101	541,086
Samsung Card Co., Ltd.	232,601,342	46.85	1,649,413	685,049	805,094
Samsung Techwin Co., Ltd.	19,604,254	25.46	211,726	181,260	179,044
STECO Co., Ltd.	2,447,992	51.00	12,240	29,649	29,120
SEMES Co., Ltd. (formerly known as DNS Korea Co., Ltd.)	1,262,390	63.12	7,702	31,577	(7,172)
Seoul Commtech Co., Ltd	3,933,320	35.76	9,172	41,417	40,129
Samsung Economic Research Institute	3,576,000	29.80	17,880	18,240	17,630
Samsung SDS Co., Ltd	11,977,770	21.27	12,753	102,200	79,187
Samsung Networks Inc.	23,955,550	23.07	5,214	35,638	34,142
Samsung Corning Co., Ltd.	3,665,708	45.29	94,263	253,913	253,342
Samsung Lions Co., Ltd.	55,000	27.50	275	-	-
Secron Co., Ltd.	405,000	50.63	2,025	12,626	1,286
Samsung Electronics Service Co., Ltd.	5,999,998	83.33	30,000	47,452	46,355
MEMC Electronic Materials Korea, Inc.	3,440,000	20.00	17,200	37,649	37,648
Samsung Corning Precision Glass Co., Ltd.	1,021,654	41.85	116,140	643,611	629,366
Samsung Thales Co., Ltd.	13,500,000	50.00	135,000	104,858	104,520
Living Plaza Co., Ltd.	766,660	100.00	100,006	134,704	118,389
Bluetek Co., Ltd.	5,998,648	100.00	29,993	129,976	118,408
Samsung Electronics Logitech Co., Ltd.	1,010,800	100.00	5,058	23,234	23,647
S-LCD Corp.	210,000,001	50.00	1,050,000	930,424	[illegible]

(In millions of Korean Won, except for the number of shares owned and percentage of ownership)

	Number of Shares Owned	Percentage of Ownership (%)	Acquisition Cost	Net Book Value	Recorded Book Value
Bokwang FUND Ⅰ	75	50.00	₩ 7,500	₩ 7,476	₩ 7,468
Bokwang FUND Ⅴ	500	83.33	5,000	6,559	6,559
Bokwang FUND Ⅹ	900	81.82	9,000	8,795	8,816
SVIC FUND Ⅱ	69	99.00	6,930	8,954	8,954
SVIC FUND Ⅲ	64	99.00	6,435	5,424	5,424
SVIC FUND Ⅳ	985	65.67	98,500	96,114	96,114
SVIC FUND Ⅴ	297	99.00	29,700	10,799	10,799
SVIC FUND Ⅵ	265	99.00	26,532	25,804	25,804
SVIC FUND Ⅶ	149	99.00	14,850	14,874	14,874
Samsung Electronics Canada, Inc.	9	100.00	37,911	52,076	49,581
Samsung Electronics America, Inc.	270,061	100.00	752,109	496,715	367,392
Samsung Electronics Latin America Panama (ZONE LIBRE) S.A.	39,500	100.00	43,842	94,164	81,988
Samsung Electronics Mexico S.A. de C.V.	867,624	100.00	92,978	58,618	54,014
Samsung Electronics Argentina S.A.	22,300,000	100.00	26,803	5,950	5,433
Samsung Electronica Da Amazonia LTDA.	99,423,000	41.09	46,850	42,259	39,704
Samsung Electronics Iberia, S.A.	8,021,000	100.00	65,221	87,473	87,288
Samsung Electronics Nordic AB.	1,000,000	100.00	16,153	21,057	19,043
Samsung Electronics Hungarian RT. Co., Ltd.	752,999	100.00	48,397	193,849	179,384
Samsung Electronics Portuguesa S.A.	1,751,000	100.00	12,594	18,302	18,130
Samsung Electronics France S.A.	2,700,000	100.00	39,433	65,945	68,004
Samsung Electronics (U.K.) Ltd.(formerly known as Samsung Europe Plc.)	113,939,253	100.00	187,907	239,408	222,447

(In millions of Korean Won, except for the number of shares owned and percentage of ownership)

	Number of Shares Owned	Percentage of Ownership (%)	Acquisition Cost	Net Book Value	Recorded Book Value
Samsung Electronics Holding GmbH.	-	100.00	₩ 77,610	₩ 149,166	₩ 114,795
Samsung Electronics Italia, S.p.A.	677,000	100.00	56,779	60,856	59,273
Samsung Electronics Europe Logistics B.V.	287,900	100.00	18,314	29,836	11,676
Samsung Electronics Benelux B.V.	309,900	100.00	20,020	38,259	34,112
Samsung Electronics Poland, SP.Zo.O	-	100.00	20,098	28,548	26,996
Samsung Electronics South Africa (Pty) Ltd.	2,541,910	100.00	54,975	21,586	18,177
Samsung Electronics Slovakia S.R.O	28,476,259	55.69	22,731	53,054	50,546
Samsung Electronics Overseas B.V.	-	100.00	120	915	(20,229)
Samsung Electronics Australia Pty Ltd.	53,200,000	100.00	40,458	62,795	59,494
Samsung Electronics Malaysia SDN.BHD.	16,247,452	100.00	4,378	89,030	83,921
Samsung Gulf Electronics Co., Ltd.	25	100.00	7,976	18,070	14,016
PT Samsung Electronics Indonesia	45,780	99.99	56,910	128,699	122,418
Samsung Electronics Display (M) SDN.OMD(HSD)	71,400,000	75.00	21,876	113,007	105,747
Samsung India Electronics, Ltd.	200,782,502	100.00	87,063	57,466	53,577
Samsung India Software Operations Pvt. Ltd.	30,778,501	100.00	7,358	7,679	7,679
Samsung Asia Private, Ltd.	42,911,351	70.00	20,454	212,336	196,852
Samsung Vina Electronics Co., Ltd.	-	80.00	13,532	12,811	20,261
Thai-Samsung Electronics Co., Ltd.	11,020,000	91.83	37,423	123,754	115,004

(In millions of Korean Won, except for the number of shares owned and percentage of ownership)

	Number of Shares Owned	Percentage of Ownership (%)	Acquisition Cost	Net Book Value	Recorded Book Value
Syrian-Korean Telecommunication Equipment Manufacturing Establishment Co., Ltd.	-	49.00	₩ 2,061	₩ 3,769	₩ 3,448
Samsung Electronic Philippine Manufacturing Corp.	9,875,815	100.00	25,487	33,772	33,302
Samsung Malaysia Electronics (SME) SDN. BHD.	17,100,000	100.00	4,797	3,762	(634)
Samsung Electronics Hong Kong Co., Ltd.	274,250,000	100.00	48,397	62,525	42,935
Samsung Electronics Taiwan Co., Ltd.	27,270,000	99.99	7,385	45,323	32,814
Samsung Electronics Souzhou Semiconductor Co., Ltd.	-	100.00	151,611	189,723	175,533
Samsung (CHINA) Investment Co., Ltd.	-	100.00	61,023	195,786	182,600
Samsung Electronics Huizhou Co., Ltd.	-	42.36	16,391	23,108	13,561
Tianjin Samsung Electronics Display Co., Ltd.	-	54.67	9,896	44,303	36,893
Souzhou Samsung Electronics Co., Ltd.	-	78.19	67,338	82,485	72,375
Tianjin Samsung Electronics Co., Ltd.	-	81.07	47,931	113,644	109,792
Shandong-Samsung Telecommunications Co., Ltd.	-	90.00	32,263	43,543	29,448
Tianjin Samsung Telecom Technology Co., Ltd.	-	90.00	22,434	125,206	109,995
Samsung Electronics Suzhou Computer Co., Ltd.	-	87.60	11,078	45,688	42,230
Samsung Electronics Suzhou LCD Co., Ltd.	-	100.00	145,383	138,064	132,838

(In millions of Korean Won, except for the number of shares owned and percentage of ownership)

	Number of Shares Owned	Percentage of Ownership (%)	Acquisition Cost	Net Book Value	Recorded Book Value
Shenzhen Samsung Kejian Mobile Technology Co., Ltd.	-	60.00	₩ 15,429	₩ 27,131	₩ 11,986
Shanghaibell Samsung Mobile Communications Co., Ltd.	-	49.00	7,742	8,074	7,186
Shanghai Samsung Semiconductor Co., Ltd.	-	100.00	1,310	4,396	1,683
Samsung Electronics Hainan Fiber optics Co., Ltd.	-	100.00	26,331	32,629	31,827
Samsung Japan Co., Ltd.	795,000	50.96	54,024	112,435	43,994
TSST Japan Co., Ltd.	294	49.00	150,451	7,593	52,304
Samsung Yokohama Research Institute	122,000	100.00	64,766	53,257	53,231
			₩7,597,943	₩9,437,982	₩8,891,880

Equity-method investments as of December 31, 2004, consist of the following:

(In millions of Korean Won, except for the number of shares owned and percentage of ownership)

	Number of Shares Owned	Percentage of Ownership (%)	Acquisition Cost	Net Book Value	Recorded Book Value
Samsung SDI Co., Ltd.	9,282,753	19.68	₩ 432,722	₩ 847,506	₩ 824,324
Samsung Electro-Mechanics Co., Ltd.	17,693,084	22.80	359,237	368,801	368,342
Novita Co., Ltd.	4,988,000	100.00	29,991	41,049	40,022
Samsung Kwangju Electronics Co., Ltd.	38,515,579	94.25	192,676	496,470	491,897
Samsung Card Co., Ltd.	121,071,379	46.04	1,091,764	814,587	750,327
Samsung Techwin Co., Ltd.	19,604,254	25.46	211,726	164,662	163,546
STECO, Ltd.	2,447,992	51.00	12,240	26,949	26,943
DNS Korea Co., Ltd.	1,247,390	62.37	7,134	24,105	(407)
Seoul Commtech Co., Ltd.	3,333,330	30.30	4,192	30,010	29,420
Samsung Economic Research Institute	3,576,000	29.80	17,880	18,250	18,230
Samsung SDS Co., Ltd.	11,977,770	21.27	12,753	70,617	50,260
Samsung Networks Inc.	23,955,550	23.07	5,214	28,931	27,325
Samsung Corning Co., Ltd.	3,665,708	45.29	94,263	368,685	360,281
Samsung Lions Co., Ltd.	55,000	27.50	275	-	
Secron Co., Ltd.	405,000	50.63	2,025	8,947	1,828
Samsung Electronics Service Co., Ltd.	5,999,998	83.33	30,000	45,020	44,669
MEMC Electronic Materials Korea, Inc.	3,440,000	20.00	17,200	40,468	40,130
Samsung Corning Precision Glass Co., Ltd.	1,021,654	41.85	116,140	451,076	450,584
Samsung Thales Co., Ltd.	13,500,000	50.00	135,000	91,226	88,578
Living Plaza	300,000	100.00	30,007	61,874	46,877
Bluetek Co., Ltd.	5,998,648	100.00	29,993	101,286	98,907
Samsung Electronics Logitech Co., Ltd.	1,010,800	100.00	5,058	17,712	17,745
S-LCD Co., Ltd.	210,000,001	50.00	1,050,000	1,037,249	1,020,781
Bokwang FUND Ⅰ	750	50.00	7,500	7,625	7,614
Bokwang FUND Ⅴ	500	83.33	5,000	5,182	5,182
Bokwang FUND Ⅹ	900	81.82	9,000	6,662	6,662
SVIC FUND Ⅰ	179	99.44	17,900	3,785	4,004
SVIC FUND Ⅱ	297	99.00	29,700	28,848	28,849
SVIC FUND Ⅲ	198	99.00	19,800	23,465	23,465
SVIC FUND Ⅳ	985	65.67	98,500	78,291	78,291
SVIC FUND Ⅴ	297	99.00	29,700	14,759	14,759

	Number of Shares Owned	Percentage of Ownership (%)	Acquisition Cost	Net Book Value	Recorded Book Value
Samsung Electronics Canada, Inc.	9	100.00	₩ 37,911	₩ 46,838	₩ 44,055
Samsung Electronics America, Inc.	270,061	100.00	752,109	576,485	407,747
Samsung Electronics Latin America Panama (ZONE LIBRE) S.A.	39,500	100.00	43,842	74,908	68,842
Samsung Electronics Mexico S.A. de C.V.	396,258	100.00	49,922	40,394	37,380
Samsung Electronics Argentina S.A.	22,300,000	100.00	26,803	6,191	5,571
Samsung Electronics Iberia, S.A.	8,021,000	100.00	65,221	91,232	89,213
Samsung Electronics Nordic AB.	1,000,000	100.00	16,153	23,905	22,017
Samsung Electronics Hungarian RT. Co., Ltd.	752,999	100.00	48,397	193,371	183,281
Samsung Electronics Portuguesa S.A.	1,751,000	100.00	12,594	20,689	20,531
Samsung Electronics France S.A.	2,700,000	100.00	39,433	75,198	71,945
Samsung Europe PLC	109,546,000	100.00	179,627	233,715	215,968
Samsung Electronics Holding GmbH.	-	100.00	77,610	168,615	128,665
Samsung Electronics Italia, S.p.A.	677,000	100.00	56,779	66,167	58,961
Samsung Electronics Europe Logistics B.V.	287,900	100.00	18,314	32,746	38,825
Samsung Electronics Benelux B.V.	309,900	100.00	20,020	35,611	34,749
Samsung Electronics Poland, SP.Zo.O	-	100.00	20,098	28,443	28,371
Samsung Electronics South Africa (Pty) Ltd.	1,271,910	100.00	39,830	46	(767)
Samsung Electronics Slovakia S.R.O	14,607,192	39.20	12,320	24,745	19,455
Samsung Electronics (UK), Ltd.	4,393,253	5.17	8,280	9,722	8,973
Samsung Electronics Overseas B.V.	-	100.00	120	868	(5,883)
Samsung Electronics Australia Pty, Ltd.	53,200,000	100.00	40,458	61,600	59,033
Samsung Electronics Malaysia SDN.BHD.	16,247,452	100.00	4,378	64,507	61,747

	Number of Shares Owned	Percentage of Ownership (%)	Acquisition Cost	Net Book Value	Recorded Book Value
Samsung Gulf Electronics Co., Ltd.	25	100.00	₩ 7,976	₩ 13,506	₩ 12,910
PT Samsung Electronics Indonesia	45,780	99.99	56,910	109,531	102,330
Samsung Electronics Display (M) SDN.OMD (HSD)	71,400,000	75.00	21,876	88,776	81,105
Samsung India Electronics, Ltd.	200,782,502	100.00	87,063	67,113	64,197
Samsung Asia Private, Ltd.	42,911,351	70.00	20,454	197,043	184,863
Samsung Vina Electronics Co., Ltd.	-	80.00	13,532	16,532	25,000
Thai-Samsung Electronics Co., Ltd.	11,020,000	91.83	37,423	117,950	107,592
Syrian-Korean Telecommunication Equipment Manufacturing Establishment Co., Ltd.	-	49.00	2,061	3,852	3,101
Samsung Electronic Philippine Manufacturing Corp.	-	100.00	25,487	27,112	26,104
Samsung Electronics Hong Kong Co., Ltd.	274,250,000	100.00	48,397	63,730	41,609
Samsung Electronics Taiwan Co., Ltd.	27,270,000	99.99	7,385	44,061	27,375
Samsung Electronics Souzhou Semiconductor Co., Ltd.	-	100.00	100,686	126,130	117,411
Samsung (CHINA) Investment Co., Ltd.	-	100.00	61,023	173,423	159,968
Samsung Electronics Huizhou Co., Ltd.	-	42.36	16,391	31,740	26,492
Tianjin Samsung Electronics Display Co., Ltd.	-	54.67	9,896	₩ 29,058	₩ 23,883
Souzhou Samsung Electronics Co., Ltd.	-	78.19	67,338	70,674	64,485
Tianjin Samsung Electronics Co., Ltd.	-	81.07	47,931	73,489	70,664
Shandong-Samsung Telecommunications Co., Ltd.	-	90.00	32,263	37,727	29,627

	Number of Shares Owned	Percentage of Ownership (%)	Acquisition Cost	Net Book Value	Recorded Book Value
Tianjin Samsung Telecom Technology Co., Ltd.	-	90.00	₩ 22,434	₩ 66,170	₩ 51,828
Samsung Electronics Suzhou Computer Co., Ltd.	-	87.60	11,078	21,913	18,175
Samsung Electronics Suzhou LCD Co., Ltd.	-	100.00	145,383	132,129	128,004
Shenzhen Samsung Kejian Mobile Technology Co., Ltd.	-	60.00	6,214	27,677	25,128
Shanghaibell Samsung Mobile Communications Co., Ltd.	-	49.00	7,742	₩ 9,433	₩ 9,112
Shanghai Samsung Semiconductor Co., Ltd.	-	100.00	1,310	2,296	(5,237)
Samsung Electronics Hainan Fiber Optics Co., Ltd.	-	100.00	17,204	16,104	16,104
Samsung Japan Co., Ltd.	795,000	50.96	54,024	118,133	42,780
TSST Japan Co., Ltd.	294	49.00	150,451	49,066	107,896
Samsung Yokohama Research Institute	122,000	100.00	64,766	62,625	62,591
			₩6,810,507	₩8,997,086	₩8,353,211

Changes in goodwill (negative goodwill) for the years ended December 31, 2005 and 2004, are as follows:

(In millions of Korean won)

	2005				2004			
	Balance at Beginning of Year	**Increase (Decrease)**	**Amortization (Reversal)**	**Balance at End of Year**	**Balance at Beginning of Year**	**Increase (Decrease)**	**Amortization (Reversal)**	**Balance at End of Year**
Samsung SDI Co., Ltd.	₩ 1,154	₩ -	₩ 1,154	₩ -	₩ 8,081	₩ -	₩ 6,927	₩ 1,154
Samsung Electro-Mechanics Co., Ltd.	3,798	-	3,798	-	9,778	-	5,980	3,798
Samsung Card Co., Ltd.	(188)	-	(188)	-	(2,598)	-	(2,410)	(188)
Samsung Techwin Co., Ltd.	-	-	-	-	12,845	-	12,845	-
Samsung SDS Co., Ltd.	238	-	238	-	1,669	-	1,431	238
Samsung Networks Inc.	(239)	-	(239)	-	(1,670)	-	(1,431)	(239)
Samsung Corning Co., Ltd.	-	-	-	-	1,002	-	1,002	-
Samsung Corning Precision Glass Co., Ltd	7,720	-	7,720	-	16,983	-	9,263	7,720
Samsung (CHINA) Investment Co., Ltd.	(930)	-	(372)	(558)	(1,302)	-	(372)	(930)
TSST Japan Co., Ltd.	58,831	-	14,119	44,712	-	70,597	11,766	58,831
Others	4,119	(764)	1,223	2,132	(2,386)	4,921	(1,584)	4,119
	₩ 74,503	₩ (764)	₩ 27,453	₩ 46,286	₩ 42,402	₩ 75,518	₩ 43,417	₩ 74,503

Samsung Electronics Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2005 and 2004

Information relating to the elimination of unrealized gains and losses as of December 31, 2005 and 2004, are as follows:

(In millions of Korean won)	2005			2004		
	Inventories	Property, Plant and Equipment and Intangible Assets	Total	Inventories	Property, Plant and Equipment and Intangible Assets	Total
SEMES Co., Ltd. (formerly known as DNS Korea Co., Ltd.)	₩ (2,066)	₩ (12,300)	₩ (14,366)	₩ 218	₩ (11,352)	₩(11,134)
Samsung Corning Precision Glass Co., Ltd.	(8,270)	2,237	(6,033)	(5,029)	2,554	(2,475)
Bluetek Co., Ltd.	(4,309)	(1,623)	(5,932)	1,058	(4)	1,054
S-LCD Corp.	(3,603)	(12,012)	(15,615)	-	(16,468)	(16,468)
Samsung Electronics Latin America Panama (ZONE LIBRE) S.A.	(4,632)	(372)	(5,004)	(2,110)	(563)	(2,673)
Samsung Electronica Da Amazonia LTDA.	(2,295)	(260)	(2,555)	-	-	-
Samsung Electronics Iberia, S.A.	1,808	27	1,835	12,001	80	12,081
Samsung Electronics Hungarian RT. Co., Ltd.	(1,869)	(2,507)	(4,376)	(809)	(99)	(908)
Samsung Electronics (U.K.) Ltd. (formerly known as Samsung Europe Plc.)	3,306	(170)	3,136	5,449	69	5,518
Samsung Electronics Holding GmbH.	7,415	(2)	7,413	(20,965)	(2)	(20,967)
Samsung Electronics Italia, S.p.A.	5,602	-	5,602	(1,113)	-	(1,113)
Samsung Electronics Malaysia SDN.BHD.	(1,342)	(1,008)	(2,350)	172	(214)	(42)
PT Samsung Electronics Indonesia	1,547	(174)	1,373	4,836	63	4,899
Samsung Asia Private, Ltd.	3,174	(6)	3,168	(871)	1	(870)
Samsung Electronics Taiwan Co., Ltd.	4,175	2	4,177	(6,662)	2	(6,660)
Samsung Electronics Souzhou Semiconductor Co., Ltd.	(975)	(4,497)	(5,472)	1,184	(6,450)	(5,266)
Shandong-Samsung Telecommunications Co., Ltd.	(5,976)	(15)	(5,991)	(1,786)	231	(1,555)
Shenzhen Samsung Kejian Mobile Technology Co., Ltd.	(12,679)	84	(12,595)	(1,418)	(127)	(1,545)
Shanghai Samsung Semiconductor Co., Ltd.	4,821	-	4,821	(5,236)	-	(5,236)
Others	846	(2,490)	(1,644)	6,298	16,736	23,034
	₩ (15,322)	₩ (35,086)	₩ (50,408)	₩ (14,783)	₩ (15,543)	₩(30,326)

Amounts in the table are recognized gains and losses from the elimination of unrealized gains and losses for the years ended December 31, 2005 and 2004.

The following table reconciles the difference between the book values recorded for the equity-method investments at the beginning and at the end of the years ended December 31, 2005 and 2004:

(In millions of Korean won)

	2005			
	Balance at Beginning of Year	Earnings from Equity -Method Investments	Other Increase (Decrease)	Balance at End of Year
Samsung SDI Co., Ltd.	₩ 824,324	₩ 57,393	₩ 15,744	₩ 897,461
Samsung Electro-Mechanics Co., Ltd.	368,342	(12,260)	16,969	373,051
Samsung Kwangju Electronics Co., Ltd.	491,897	49,189	-	541,086
Samsung Card Co., Ltd.	750,327	(604,043)	658,810	805,094
Samsung Techwin Co., Ltd	163,546	22,187	(6,689)	179,044
Samsung SDS Co., Ltd	50,260	28,967	(40)	79,187
Samsung Corning Co., Ltd.	360,281	(56,318)	(50,621)	253,342
Samsung Corning Precision Glass Co., Ltd.	450,584	313,428	(134,646)	629,366
Samsung Thales Co., Ltd.	88,578	15,942	-	104,520
Bluetek Co., Ltd.	98,907	17,970	1,531	118,408
S-LCD Corp.	1,020,781	(121,496)	(14)	899,271
Samsung Electronics America, Inc.	407,747	(23,685)	(16,670)	367,392
Samsung Electronics Latin America Panama (ZONE LIBRE) S.A.	68,842	9,194	3,952	81,988
Samsung Electronics Hungarian RT. Co., Ltd.	183,281	40,959	(44,856)	179,384
Samsung Electronics (U.K.) Ltd. (formerly known as Samsung Europe Plc.)	224,941	24,010	(26,504)	222,447
PT Samsung Electronics Indonesia	102,330	29,305	(9,217)	122,418
Samsung Electronics Display (M) SDN.OMD(HSD)	81,105	37,034	(12,392)	105,747
Samsung Asia Private, Ltd.	184,863	13,314	(1,325)	196,852
Samsung (CHINA) Investment Co., Ltd.	159,968	30,580	(7,948)	182,600
Tianjin Samsung Electronics Co., Ltd.	70,664	52,348	(13,220)	109,792
Tianjin Samsung Telecom Technology Co., Ltd.	51,827	84,864	(26,696)	109,995
Samsung Electronics Suzhou LCD Co., Ltd.	128,004	4,868	(34)	132,838
Samsung Japan Co., Ltd.	42,780	15,082	(13,868)	43,994
TSST Japan Co., Ltd.	107,896	(59,947)	4,355	52,304
Others	1,871,136	189,956	43,207	2,104,299
	₩ 8,353,211	₩ 158,841	₩ 379,828	₩ 8,891,880

(In millions of Korean won)

	2004			
	Balance at Beginning of Year	Earnings from Equity -Method Investments	Other Increase (Decrease)	Balance at End of Year
Samsung SDI Co., Ltd.	₩ 746,303	₩ 166,603	₩ (88,582)	₩ 824,324
Samsung Electro-Mechanics Co., Ltd.	382,937	17,971	(32,566)	368,342
Samsung Kwangju Electronics Co., Ltd.	480,188	11,709	-	491,897
Samsung Card Co., Ltd.	509,231	(786,627)	1,027,723	750,327
Samsung Techwin Co., Ltd.	168,345	(6,675)	1,876	163,546
Samsung SDS Co., Ltd.	38,423	14,626	(2,789)	50,260
Samsung Corning Co., Ltd.	338,039	44,289	(22,047)	360,281
Samsung Corning Precision Glass Co., Ltd.	283,761	237,971	(71,148)	450,584
Samsung Thales Co., Ltd.	60,274	28,304	-	88,578
Bluetek Co., Ltd.	103,811	25,161	(30,065)	98,907
S-LCD Corp.	-	(29,219)	1,050,000	1,020,781
Samsung Electronics America, Inc.	280,557	231,642	(104,452)	407,747
Samsung Electronics Latin America Panama (ZONE LIBRE) S.A.	66,613	6,150	(3,921)	68,842
Samsung Electronics Hungarian RT. Co., Ltd.	142,042	41,360	(121)	183,281
Samsung Europe Plc.	197,389	38,232	(19,653)	215,968
PT Samsung Electronics Indonesia	82,154	45,840	(25,664)	102,330
Samsung Electronics Display (M) SDN.OMD (HSD)	53,644	47,256	(19,795)	81,105
Samsung Asia Private, Ltd.	174,809	30,839	(20,785)	184,863
Samsung (CHINA) Investment Co., Ltd.	118,319	57,407	(15,758)	159,968
Tianjin Samsung Electronics Co., Ltd.	73,778	40,730	(43,844)	70,664
Tianjin Samsung Telecom Technology Co., Ltd.	41,503	47,519	(37,195)	51,827
Samsung Electronics Suzhou LCD Co., Ltd.	74,350	7,729	45,925	128,004
Samsung Japan Co., Ltd.	51,812	8,443	(17,475)	42,780
TSST Japan Co., Ltd.	-	(41,766)	149,662	107,896
Others	2,142,350	291,429	(553,670)	1,880,109
	₩ 6,610,632	₩ 576,923	₩ 1,165,656	₩ 8,353,211

Financial information of investee companies, as of December 31, 2005 and December 31, 2004, consist of the following:

(In millions of Korean won)

	2005			
	Assets	Liabilities	Sales	Net income (loss)
Samsung SDI Co., Ltd.	₩ 5,729,771	₩ 1,157,894	₩ 5,718,899	₩ 240,074
Samsung Electro-Mechanics Co., Ltd.	2,774,120	1,098,202	2,231,204	(67,291)
Samsung Kwangju Electronics Co., Ltd.	764,507	182,963	2,246,642	54,781
Samsung Card Co., Ltd.	12,838,904	11,376,815	2,417,088	(1,301,251)
Samsung Techwin Co., Ltd.	1,624,359	912,420	2,391,351	86,444
Samsung SDS Co., Ltd.	953,142	472,665	1,875,222	147,796
Samsung Corning Co., Ltd.	700,016	139,356	615,051	(144,706)
Samsung Corning Precision Glass Co., Ltd.	1,997,442	459,687	1,702,944	780,015
Samsung Thales Co., Ltd.	348,684	138,967	452,665	27,265
Bluetek Co., Ltd.	159,053	29,076	133,547	21,129
S-LCD Corp.	2,743,325	882,476	2,009,414	(213,622)
Samsung Electronics America Inc.	1,574,582	1,077,868	8,291,434	(49,752)
Samsung Electronics Latin America Panama (Zona Libre) S.A.	169,885	75,720	281,813	8,127
Samsung Electronics Hungarian RT.	608,272	414,424	1,070,300	40,855
Samsung Electronics (U.K.) Ltd. (formerly known as Samsung Europe Plc.)	552,466	313,057	2,654,303	20,214
PT Samsung Electronics Indonesia	300,047	171,345	1,021,527	29,082
Samsung Electronics Display (M) SDN. OMD (HSD)	262,998	112,322	912,999	48,652
Samsung Asia Private, Ltd.	1,197,362	894,024	6,042,891	25,979
Samsung (China) Investment Co., Ltd	298,128	102,342	962,878	36,890
Tianjin Samsung Electronics Co., Ltd.	244,343	104,165	607,354	70,166
Tianjin Samsung Telecom Technology Co., Ltd.	357,247	218,129	2,666,562	100,421
Samsung Electronics Suzhou Lcd Co., Ltd.	157,801	19,737	65,372	5,970
Samsung Japan CO., Ltd.	1,597,270	1,376,643	8,853,077	16,031
TSST Japan Co., Ltd.	358,492	342,997	1,466,305	(92,964)
Others	10,843,204	7,672,884	43,143,487	410,166

(In millions of Korean won)

	2004			
	Assets	Liabilities	Sales	Net income (loss)
Samsung SDI Co., Ltd.	₩ 5,659,444	₩ 1,352,299	₩ 6,121,777	₩ 743,891
Samsung Electro-Mechanics Co., Ltd.	2,588,966	971,431	2,687,444	64,517
Samsung Kwangju Electronics Co., Ltd.	776,176	249,413	1,397,754	15,491
Samsung Card Co., Ltd.	15,373,230	13,603,880	3,008,426	(1,087,993)
Samsung Techwin Co., Ltd.	1,767,111	1,120,363	1,730,653	20,380
Samsung SDS Co., Ltd.	787,203	455,209	1,770,414	79,115
Samsung Corning Co., Ltd.	1,032,307	218,220	795,637	108,352
Samsung Corning Precision Glass Co., Ltd.	1,634,358	556,618	1,254,511	599,021
Samsung Thales Co., Ltd.	385,628	203,176	409,299	(5,164)
Bluetek Co., Ltd.	163,487	62,201	251,459	27,614
S-LCD Corp.	2,702,630	628,132	0	(25,503)
Samsung Electronics America Inc.	1,611,227	1,034,742	8,973,992	255,714
Samsung Electronics Latin America Panama (Zona Libre) S.A.	152,480	77,572	255,771	10,447
Samsung Electronics Hungarian RT.	268,118	74,747	904,718	41,363
Samsung Europe Plc.	343,702	50,215	426,654	31,581
PT Samsung Electronics Indonesia	297,158	187,624	1,097,852	42,893
Samsung Electronics Display (M) SDN. OMD (HSD)	211,203	92,835	980,337	51,929
Samsung Asia Private, Ltd.	1,047,457	765,967	5,041,219	41,791
Samsung (China) Investment Co., Ltd.	231,872	58,449	1,069,912	79,122
Tianjin Samsung Electronics Co., Ltd.	187,452	96,804	624,619	48,353
Tianjin Samsung Telecom Technology Co., Ltd.	284,638	210,291	2,036,970	67,445
Samsung Electronics Suzhou Lcd Co., Ltd.	342,236	210,107	1,608,971	9,382
Samsung Japan Co., Ltd.	1,697,741	1,465,933	10,288,172	32,504
TSST Japan Co., Ltd.	521,823	421,689	1,259,872	(62,181)
Others	9388720	6384106	39258227	472613

Market value information of investee companies that are listed in the Korean Stock Exchange, as of December 31, 2005 and December 31, 2004, consist of the following:

(In millions of Korean won)	2005		2004	
	Market Value	Recorded Book Value	Market Value	Recorded Book Value
Samsung SDI Co., Ltd.	₩ 1,081,441	₩ 897,461	₩ 1,048,951	₩ 824,324
Samsung Electro-Mechanics Co., Ltd.	680,299	373,051	460,020	368,342
Samsung Techwin Co., Ltd	353,857	179,044	157,618	163,546

Equity gain or loss on securities as of December 31, 2005 and 2004 are as follows:

(In millions of Korean won)

	2005				2004			
	Balance at January 1, 2005	Valuation Amount	Included in Earnings	Balance at December 31, 2005	Balance at January 1, 2004	Valuation Amount	Included in Earnings	Balance at December 31, 2004
Valuation gains on investment securities using equity method	₩517,856	₩ (19,380)	₩ -	₩498,476	₩779,355	₩(261,499)	₩ -	₩517,856
Valuation losses on investment securities using equity method	(417,941)	(62,696)	(3,221)	(477,416)	(165,497)	(252,444)	-	(417,941)
	₩ 99,915	₩ (82,076)	₩ (3,221)	₩ 21,060	₩613,858	₩(513,943)	₩ -	₩ 99,915

11. Property, Plant and Equipment

Property, plant and equipment as of December 31, 2005 and 2004, and its movements for the years then ended, consist of the following:

	2005					
(In millions of Korean won)	**Land**	**Buildings and Structures**	**Machinery and Equipment**	**Construction-In-Progress / Machinery-In-Transit**	**Others**	**Total**
Balance at December 31, 2004	₩2,058,816	₩4,128,235	₩11,354,149	₩ 1,554,377	₩ 632,230	₩19,727,807
Acquisition	5,307	19,634	320,489	9,637,687	97,578	10,080,695
Transfer	514,238	977,030	5,534,737	(7,212,212)	186,207	-
Disposal	(5,129)	(20,318)	(100,962)	-	(14,171)	(140,580)
Depreciation	-	(291,418)	(4,447,711)	-	(211,907)	(4,951,036)
Others	-	80	(5,645)	(60,726)	(401)	(66,692)
Balance at December 31, 2005	₩2,573,232	₩4,813,243	₩12,655,057	₩ 3,919,126	₩ 689,536	₩24,650,194

	2004					
(In millions of Korean won)	**Land**	**Buildings and Structures**	**Machinery and Equipment**	**Construction-In- Progress / Machinery - In-Transit**	**Others**	**Total**
Balance at December 31, 2003	₩1,942,063	₩3,554,787	₩9,677,538	₩ 1,479,111	₩ 535,705	₩17,189,204
Acquisition	358	5,957	333,138	7,438,365	92,167	7,869,985
Transfer	208,785	982,127	5,503,210	(6,902,912)	208,790	-
Disposal	(66,875)	(179,781)	(155,121)	-	(9,159)	(410,936)
Depreciation	-	(230,442)	(4,018,536)	-	(190,012)	(4,438,990)
Others	(25,515)	(4,413)	13,920	(460,187)	(5,261)	(481,456)
Balance at December 31, 2004	₩2,058,816	₩4,128,235	₩11,354,149	₩ 1,554,377	₩ 632,230	₩19,727,807

As of December 31, 2005, property, plant and equipment are insured against fire and other casualty losses, and business interruption losses up to ₩48,930,378 million and ₩21,045,012 million, respectively (2004: ₩48,930,378 million and ₩21,045,021 million, respectively).

As of December 31, 2005, the value of land based on the posted price issued by the Korean tax authority amounted to ₩2,629,599 million (2004: ₩1,954,092 million).

In accordance with the Asset Revaluation Law, on January 1, 1980, 1982, 1998, and April 1, 1999, the Company revalued a substantial portion of its property, plant, equipment and investments in equity securities by ₩3,051,612 million. The remaining revaluation increments amounting to ₩1,212,641 million, net of revaluation tax, credits to deferred foreign currency translation losses and others, were credited to other capital surplus, a component of shareholders' equity.

12. Intangible Assets

The changes in intangible assets for the years ended December 31, 2005 and 2004, are as follows:

	2005							
(In millions of Korean won)	Goodwill		Intellectual Property Rights		Others		Total	
Balance at December 31, 2004	₩	3,673	₩	211,842	₩	183,861	₩	399,376
Acquisition [1]		-		70,291		107,185		177,476
Disposal		-		(182)		(1,430)		(1,612)
Amortization		(1,956)		(50,878)		(56,605)		(109,439)
Balance at December 31, 2005	₩	1,717	₩	231,073	₩	233,011	₩	465,801

	2004							
(In millions of Korean won)	Goodwill		Intellectual Property Rights		Others		Total	
Balance at December 31, 2003	₩	4,300	₩	208,789	₩	120,044	₩	333,133
Acquisition [1]		1,781		49,541		102,436		153,758
Disposal		-		(351)		(39)		(390)
Amortization		(2,408)		(46,137)		(38,580)		(87,125)
Balance at December 31, 2004	₩	3,673	₩	211,842	₩	183,861	₩	399,376

[1] Acquisitions include amounts transferred from other accounts such as construction in-

The amortization expense of intangible assets for the years ended December 31, 2005 and 2004, is distributed into the following accounts:

(In millions of Korean won)

Account		2005		2004
Production costs	₩	18,482	₩	16,561
Selling and administrative expenses		26,066		23,444
Research and development expenses		64,891		47,120
	₩	109,439	₩	87,125

13. Long-Term Deposits and Other Assets

Long-term deposits and other assets as of December 31, 2005 and 2004, consist of the following:

(In millions of Korean won)		2005		2004
Long-term financial instruments	₩	57	₩	57
Long-term trade receivables, net		4,794		1,884
Long-term loans, net		115,253		71,715
Long-term guarantee deposits		423,165		337,492
Long-term prepaid expenses		517,727		191,279
	₩	1,060,996	₩	602,427

14. Foreign Currency Notes and Bonds

Unsecured foreign currency notes and bonds as of December 31, 2005 and 2004, consist of the following:

(In millions of Korean won)	**Due Date**		**2005**		**2004**
US$ denominated straight bonds	October 1, 2027	₩	101,300	₩	104,380
Less: Discounts			(5,743)		(5,835)
		₩	95,557	₩	98,545

(A) US$ denominated straight bonds

On October 2, 1997, the Company issued straight bonds in the amount of US$100,000 thousand at 99.85% of face value. The bonds bear interest at 7.7% per annum and will mature on October 1, 2027, with repayments to be made annually for 20 years after a ten-year grace period which began on the date of issuance.

(B) Maturities of foreign currency notes, outstanding as of December 31, 2005, are as follows:

(In millions of Korean won) **For the Years Ending December 31**		**Foreign Currency Notes**
2008	₩	5,065
2009		5,065
Thereafter		91,170
	₩	101,300

15. Accrued Severance Benefits

Accrued severance benefits as of December 31, 2005 and 2004, consist of the following:

(In millions of Korean won)		**2005**		**2004**
Balance at the beginning of the year	₩	994,157	₩	816,293
Provision for severance benefits		385,706		365,041
Transferred from affiliated companies		2,112		3,182
Actual severance payments		(134,308)		(190,359)
		1,247,667		994,157
Cumulative deposits to the National Pension Fund		(12,963)		(14,465)
Severance insurance deposits		(736,216)		(582,608)
Balance at the end of the year	₩	498,488	₩	397,084

16. Liability Provisions

The changes in main liability provisions for the year ended December 31, 2005, are as follows:

(In millions of Korean won)	**Reference**	**Balance at December 31, 2004**	**Increase**	**Decrease**	**Balance at December 31, 2005**
Warranty reserves	(A)	₩ 237,758	₩368,066	₩403,376	₩202,448
Royalty expenses	(B)	700,052	349,513	227,767	821,798
Long-term incentives	(C)	-	133,579	-	133,579

(A) The Company accrues warranty reserves for estimated costs of future service, repairs and recalls, based on historical experience and terms of guarantees (1~4 years).

(B) The Company makes provisions for estimated royalty expenses related to technical assistance agreements that have not been settled. The timing of payment depends on the progress of the agreement.

(C) The Company introduced long-term incentive plans for its executives based on a three-year management performance criteria and has made a provision for the estimated incentive cost for the current year. The incentive is expected to be paid in 2008.

17. Commitments and Contingencies

(A) As of December 31, 2005, the Company is contingently liable for guarantees of indebtedness, principally for related parties, approximating to ₩8,307 million and US$885,918 thousand with a maximum limit on the US$ of US$1,905,000 thousand.

(B) As of December 31, 2005, the Company is insured against future contract commitments up to ₩131,330 million.

(C) As of December 31, 2005, the Company has technical assistance agreements with certain companies.

(D) As of December 31, 2005, the Company has a bank overdraft facility agreement with Hana Bank and six other banks with a combined maximum limit of ₩195,000 million.

(E) As of December 31, 2005, the Company has trade notes receivable discounting facilities with three Korean banks, including Korea First Bank with a combined limit of up to ₩150,000 million; a credit sales facility agreement with five Korean banks, including Woori Bank; and an accounts receivable factoring agreement with Korea Exchange Bank for up to ₩150,000 million. In relation to the credit sales facility agreement with Woori Bank (up to ₩70,000 million) and Kookmin Bank (up to ₩200,000 million), the Company has recourse obligations on the receivables where the due date extension have been granted. In addition, the Company also has collateral loan facilities on accounts receivables with four banks, including Woori Bank for up to ₩1,000,000 million.

(F) As of December 31, 2005, the Company holds a contract to sell NAND Flash Memory to Apple computer, Inc. from years 2007 to 2009. The Company received ₩505,950 million as advance for the contract, and has recognized this amount as long-term advances received.

(G) As of December 31, 2005, the Company maintains credit insurance against its approved foreign customers on behalf of its affiliates and subsidiary companies with Korea Export Insurance Co.

(H) In 2002, the United States Department of Justice Antitrust Division (the Justice Department) initiated an investigation into alleged anti-trust violations by the sellers of Dynamic Random Access Memory ("DRAM") in the United States, including Samsung Semiconductor Inc., a US subsidiary of the Company (SSI). The Company and SSI entered into a plea agreement with the US Department of Justice on November 30, 2005 and agreed to pay US$300 million in five equal installments over the next five years. As of the balance sheet date, SSI has established a provision amounting to US$300 million in relation to the agreement.

Following the announcement of the Justice Department investigation, several civil class action cases were filed against the Company and SSI. Accordingly, SSI has established a further provision amounting to US$67 million for any potential losses. The Company's management believes that, although the outcome of these matters are uncertain and could differ from the current estimation, the conclusion of the matters will not have a material adverse effect on the operations or financial position of the Company.

(I) The Company and 30 other Samsung Group affiliates (the "Affiliates") entered into an agreement with the institutional creditors (the "Creditors") of Samsung Motors Inc. ("SMI") in September 1999. In accordance with this agreement, the Company and the Affiliates agreed to sell 3,500,000 shares of Samsung Life Insurance Co., Ltd., which were previously transferred to the Creditors in connection with the petition for court receivership of SMI by December 31, 2000. In the event that the sales proceeds fall short of ₩2,450 billion, the Company and the Affiliates have agreed to compensate the Creditors for the shortfall by other means, including the participation in any equity offering or subordinated debentures issued by the Creditors. Any excess proceeds over ₩2,450 billion are to be distributed to the Company and the Affiliates. In the event of delays, interest on the agreed sales proceed amount of ₩2,450 billion has been agreed to be paid to the Creditors by the Company and the Affiliates. As of the balance sheet date, these transferred shares of Samsung Life Insurance Co., Ltd. have not yet been sold. As a result, on December 9, 2005, the Creditors filed a civil lawsuit against Kun-Hee Lee, the chairman of the Company, the Company and 27 other Samsung Group Companies, for losses arising from breach of this agreement.

The Creditors are claiming for the agreed sales proceed amount of ₩2,450 billion and damages for delays amounting to ₩2,287.9 billion, both with interest of 6% per annum from January 1, 2001 until the date the Company was served with court papers and 20% per annum thereafter until settlement. The interest on the damages for delays has been calculated on a monthly basis from January 1, 2001. In addition, the Creditors claimed further damages for delays (calculated at 19% per annum on ₩2,450 billion) from December 1, 2005 until settlement.

As of the balance sheet date, the outcome of this litigation is uncertain and accordingly, the ultimate effect of this matter on the financial position of the Company cannot presently be determined.

(J) As of December 31, 2005, the Company has been named as the defendant in nine foreign legal actions filed by Matsushita Electric Industrial Co., Ltd., International Rectifier Corporation, Commissariat A L'Energie Atomique, ITT Manufacturing Inc., 02 Micro International Limited, St.Clair Intellectual Property Consultants, Inc., Tadahiro Ohmi, Lavaflow, LLP., and Rambus Inc. for alleged patent infringements, and as a plaintiff in four foreign legal actions against Quanta Computer, Compal Electronics Inc., Matsushita Electric Industrial Co., Ltd, and Rambus Inc. for alleged patent infringements. In addition, the Company is involved in two legal actions as the defendant against the creditors of SONICBLUE Inc. and Getronics wang., LLC. for collection of certain debts.

Domestic legal actions involving the Company include 4 cases as the plaintiff with total claims amounting to approximately ₩6,504 million and 24 cases excluding the Samsung Motors Inc. case, mentioned above in (I) with a total claim amounting to approximately ₩96,007 million.

Considering the legal cases mentioned above and various other claims and proceedings pending as of December 31, 2005, the Company's management believes that, although the outcome of these matters are uncertain, the conclusion of these matters will not have a material adverse effect on the operations or financial position of the Company.

18. Capital Stock

Under its Articles of Incorporation, the Company is authorized to issue 500 million shares of capital stock with a par value of ₩5,000 per share, of which 100 million shares are cumulative, participating preferred stock that are non-voting and entitled to a minimum cash dividend at 9% of par value. In addition, the Company is authorized to issue to investors, other than current shareholders, convertible debentures and debentures with warrants with face values up to ₩4,000 billion and ₩2,000 billion, respectively. The convertible debentures amounting to ₩3,000 billion and ₩1,000 billion are assigned to common stock and preferred stock, respectively. The debentures with warrants amounting to ₩1,500 billion and ₩500 billion are assigned to common stock and preferred stock, respectively

The Company is also authorized, subject to the Board of Directors' approval, to issue shares of common or preferred stock to investors other than current shareholders for issuance of depository receipts, general public subscription, urgent financing with financial institutions, and strategic alliance.

The Company is authorized, subject to the Board of Directors' approval, to retire treasury stock in accordance with applicable laws up to the maximum amount of certain undistributed earnings. 8,310,000 shares of common stock and 1,060,000 shares of non-voting preferred stock were retired during the years ended December 31, 2003 and 2004, with the Board of Directors' approval.

The Company has issued global depositary receipts ("GDR"), representing certain shares of non-voting preferred stock and common stock, at overseas stock markets, as follows:

	Number of Shares of Stock	Number of Shares of GDR
Non-voting preferred stock	7,695,272	15,390,544
Common stock	4,251,338	8,502,678

In addition to the above issuances, there have been several conversions of foreign currency convertible bonds into GDRs and conversions of the issued GDRs into original shares of common stock or non-voting preferred stock.

As of December 31, 2005, outstanding global depositary receipts consist of 29,306,594 shares for common stock (common stock equivalent: 14,653,297 shares) and 8,228,444 shares for non-voting preferred stock (preferred stock equivalent: 4,114,222 shares).

As of December 31, 2005, exclusive of retired stocks, 147,299,337 shares of common stock and 22,833,427 shares of preferred stock have been issued. The preferred shares, which are non-cumulative and non-voting, were all issued on or before February 28, 1997, and are entitled to an additional cash dividend of 1% of par value over common stock.

The par value of capital stock differs from paid-in capital as the retirement of capital stock was recorded as a deduction from retained earnings.

19. Retained Earnings

Retained earnings as of December 31, 2005 and 2004, consist of the following:

(In millions of Korean won)		2005		2004
Appropriated				
Legal reserve [1]	₩	450,789	₩	447,789
Reserve for business rationalization		6,512,101		5,512,101
Reserve for improvement of financial structure [2]		204,815		204,815
Reserve for overseas market development		510,750		510,750
Reserve for overseas investment losses		164,982		164,982
Reserve for research and human resource development		14,936,458		10,936,458
Reserve for export losses		167,749		167,749
Reserve for loss on disposal of treasury stock		1,350,000		800,000
Reserve for capital expenditure		5,504,657		4,859,891
		29,802,301		23,604,535
Unappropriated		7,563,591		6,970,506
	₩	37,365,892	₩	30,575,041

[1] The Commercial Code of the Republic of Korea requires the Company to appropriate as a legal reserve, an amount equal to a minimum of 10% of annual cash dividends declared, until the reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock by the resolution of the Board of Directors or used to reduce accumulated deficit, if any, with the ratification by the shareholders.

[2] In accordance with the Regulation for Securities Issuance and Disclosure, the Company is required to appropriate, as a reserve for improvement of financial structure, an amount equal to at least 50% of the net extraordinary gain on disposal of property, plant and equipment and 10% of net earnings for each year, until the shareholders' equity equals 30% of total assets. This reserve is not available for the payment of cash dividends, but may be transferred to capital stock or used to reduce accumulated deficit, if any.

20. Dividends

The Company declared cash dividends to shareholders of common stock and preferred stock as interim dividends for the six-month periods ended June 30, 2005 and 2004, and as year-end dividends for the years ended December 31, 2005 and 2004.

Details of interim dividends and year-end dividends are as follows:

(A) Interim Dividends

(In millions of Korean won, except for the number of shares)

		2005	2004
Number of shares eligible for dividends	Common stock	132,435,367 shares	137,274,021 shares
	Preferred stock	20,868,071 shares	20,953,734 shares
Dividend rate		10%	100%
Dividend amount	Common stock	₩ 66,218	₩ 686,370
	Preferred stock	10,434	104,769
		₩ 76,652	₩ 791,139

(B) Year-end Dividends

(In millions of Korean won, except for the number of shares)

		2005	2004
Number of shares eligible for dividends	Common stock	130,620,297 shares	133,378,851 shares
	Preferred stock	20,653,734 shares	20,953,734 shares
Dividend rate	Common stock	100%	100%
	Preferred stock	101%	101%
Dividend amount	Common stock	₩ 653,102	₩ 666,894
	Preferred stock	104,301	105,817
		₩ 757,403	₩ 772,711

(C) Dividend Payout Ratio

(In millions of Korean won)	2005	2004
Dividends	₩ 834,055	₩ 1,563,850
Net income	7,640,213	10,786,742
Dividend payout ratio	10.92%	14.50%

(D) Dividend Yield Ratio

	2005		2004	
	Common Stock	**Preferred Stock**	**Common Stock**	**Preferred Stock**
Dividend per share	₩ 5,500	₩ 5,550	₩ 10,000	₩ 10,050
Market price as of December 31, 2005 and 2004	659,000	491,000	450,500	289,500
Dividend yield ratio	0.83%	1.13%	2.22%	3.47%

21. Treasury Stock

As of December 31, 2005, the Company holds 16,679,040 shares of its own common stock and 2,179,693 shares of its own preferred stock. These treasury stocks are recorded as a capital adjustment.

22. Other Capital Adjustments

Other capital adjustments as of December 31, 2005 and 2004, consist of the following:

(In millions of Korean won)	2005	2004
Gain on valuation of available-for-sale securities	₩ 384,309	₩ 30,134
Loss on valuation of available-for-sale securities	(23,526)	(26,514)
Gain on valuation of investments using the equity method	498,476	99,915
Loss on valuation of investments using the equity method	(477,416)	-
Stock option compensation	616,824	692,292
	₩ 998,667	₩ 795,827

23. Stock Option Plan

The Company has a stock option plan that provides for the granting of stock purchase options to employees or directors who have contributed or are expected to contribute to the management and technological innovation of the Company.

A summary of the terms of stock options granted is as follows:

	Date of the Grant							
	March 16, 2000	March 9, 2001	February 28, 2002	March 25, 2002	March 7, 2003	April 16, 2004	October 15, 2004	December 20, 2005
Quantity (after reflecting forfeitures and exercises)	1,072,572	1,730,827	683,907	97,558	310,145	565,554	10,000	10,000
Exercise price [1]	₩272,700	₩197,100	₩329,200	₩342,800	₩288,800	₩580,300	₩460,500	₩606,700
Exercise period from the date of the grant [2]	3~10years	3~10years	2~10years	2~10years	2~10years	2~10years	2~4years	2~10years

[1] The exercise price can be adjusted in the case of the issuance of new shares, stock dividends, stock splits, or stock mergers.

[2] The options can be fully vested after two years from the date of grant.

The fair value of each option grant was estimated using the Black-Scholes option-pricing model based on the date of the grant using the following assumptions:

	Date of the Grant							
	March 16, 2000	March 9, 2001	February 28, 2002	March 25, 2002	March 7, 2003	April 16, 2004	October 15, 2004	December 20, 2005
Risk-free interest rates	9.08%	6.04%	5.71%	6.44%	4.62%	4.60%	3.56%	4.95%
Expected stock price volatility	69.48%	74.46%	64.97%	64.90%	60.08%	43.09%	42.46%	32.71%
Expected life	4 years	4 years	3 years	3 years	3 years	3 years	3 years	3 years
Expected dividend yield	0.39%	0.89%	0.73%	0.74%	1.25%	0.73%	0.99%	1.14%

The compensation expense related to stock options amounted to ₩59,439 for the year ended December 31, 2005, and is estimated to be ₩18,224 for the periods thereafter.

24. Income Tax Expense

The statutory income tax rate applicable to the Company, including resident surtax, is approximately 27.5%.

Income tax expense for the years ended December 31, 2005 and 2004, consist of the following:

(In millions of Korean won)		2005		2004
Current income taxes	₩	1,441,365	₩	1,970,048
Increase (decrease) in deferred income taxes		(198,751)		386,974
Items charged directly to shareholders' equity		(12,355)		(19,238)
	₩	1,230,259	₩	2,337,784

The following table reconciles the expected amount of income tax expense based on statutory rates to the actual amount of taxes recorded by the Company:

(In millions of Korean won)		2005		2004
Income before taxes	₩	8,870,472	₩	13,124,526
Statutory tax rate		27.5%		29.7%
Expected taxes at statutory rate		2,439,380		3,897,984
Tax credit		(1,298,666)		(1,649,775)
Others, net		89,545		89,575
Actual taxes	₩	1,230,259	₩	2,337,784
Effective tax rate		13.9%		17.8%

Adjustments to taxable income for the year ended December 31, 2005 and 2004, are as follows:

(in million of Korean won)	2005		2004	
	Temporary differences	**Non-temporary differences**	**Temporary differences**	**Non-temporary differences**
I . Inclusion in taxable income and non-deductible expenses				
Reversal of reserves	₩ 160,323	₩ -	₩ 66,667	₩ -
Loss (gain) on valuation of investments using the equity method of accounting	163,854	-	(281,842)	-
Depreciation	17,440	-	9,785	-
Reversal of capitalized interest expense	24,357	-	39,778	-
Reversal of accrued income	200,208	-	191,600	-
Transfer to provisions	1,374,401	-	1,112,655	-
Impairment losses on investments	423	-	18,107	-
Stock options	-	133,473	-	92,478
Taxes and public charges	-	135,528	-	160,773
Others	334,308	58,632	39,722	93,374
II. Deduction of expenses and exclusion from taxable income				
Provision for tax reserve	₩ (644,811)	₩ -	₩ (944,086)	₩ -
Depreciation adjustments	(363,465)	-	(340,127)	-
Accrued income	(219,752)	-	(202,188)	-
Reversal of provisions	(1,112,655)	-	(1,001,193)	-
Amortization of deferred foreign exchange gains	(12,302)	-	(15,786)	-
Impairment losses on investments	(55,324)	-	(343,260)	-
Double taxation relief	-	(67,021)	-	(42,713)
Stock options	-	(133,830)	-	(63,399)
Others	(315,684)	(2,520)	(32,303)	(5,199)
	₩ (448,679)	₩ 124,262	₩(1,682,471)	₩ 235,314

The income tax effect of temporary differences, including arailable tax credit carryforwards, comprising the deferred income tax assets and liabilities as December 31, 2005, are as follows:

(In millions of Korea won)	Temporary Differences			Deferred Income Taxes				
	Beginning Balance	Increase (Decrease)	Ending Balance	Beginning Balance	Increase (Decrease)	Ending Balance	Current	Non-Current
Deferred tax arising from temporary differences								
Special reserves appropriated for tax purposes	₩(1,554,362)	₩(484,488)	₩(2,038,850)	₩(427,449)	₩(133,235)	₩(560,684)	₩ -	₩(560,684)
Equity-method investments	(1,443,752)	162,997	(1,280,755)	(269,864)	(17,338)	(287,202)	-	(287,202)
Depreciation	(325,324)	(359,672)	(684,996)	(89,464)	(98,910)	(188,374)	-	(188,374)
Capitalized interest expense	(166,004)	24,357	(141,647)	(45,651)	6,698	(38,953)	-	(38,953)
Accrued income	(200,208)	(19,544)	(219,752)	(55,057)	(5,375)	(60,432)	(60,432)	-
Accrued expenses	1,112,655	261,746	1,374,401	305,980	71,980	377,960	339,496	38,464
Deferred foreign exchange gains	37,553	(12,302)	25,251	10,327	(3,383)	6,944	-	6,944
Impairment losses on investments	111,362	(55,490)	55,872	30,625	(15,260)	15,365	-	15,365
Others	43,154	18,663	61,817	11,866	5,134	17,000	1,059	15,941
	₩(2,384,926)	₩(463,733)	₩ (2,848,659)	₩(528,687)	₩(189,689)	₩(718,376)	₩280,123	₩(998,499)
Deferred tax relating to items charged to equity								
Loss on valuation of available-for-sale securities	₩ -	₩ 27,532	₩ 27,532	₩ -	₩ 7,571	₩ 7,571	₩ 7,571	₩ -
Gain on valuation of available-for-sale securities	-	(525,164)	(525,164)	-	(144,420)	(144,420)	-	(144,420)
	₩ -	₩(497,632)	₩ (497,632)	₩ -	(136,849)	(136,849)	7,571	(144,420)
Deferred tax assets arising from the carryforwards								
Tax credit carryforwards	₩ 565,227	₩ 364,376	₩ 929,603	₩ 508,704	₩388,440	₩ 897,144	₩619,986	₩ 277,158
						₩ 41,919	₩907,680	₩(865,761)

The Company periodically assesses its ability to recover deferred income tax assets. In the event of a significant uncertainty regarding the Company's ultimate ability to recover such assets, a valuation allowance is recorded to reduce the assets to its estimated realizable value.

The Company did not recognize the income tax effect of a ₩411,691 million temporary difference resulting from the revaluation of land as the Company does not expect cash inflows from the revalued land.

The Company did not recognize the income tax effect of a ₩236,383 million temporary difference resulting from earnings arising from investments using the equity method as the Company does not expect cash inflows, such as proceeds from the disposal of, or receipts of dividends from the investments, using the equity method within foreseeable future.

The income tax effect of temporary differences, including available tax credit carryforwards, comprising the deferred income tax assets and liabilities as of December 31, 2004, are as follows:

(In millions of Korea won)	**Temporary Differences**			**Deferred Income Taxes**		
	Beginning Balance	**Increase (Decrease)**	**Ending Balance**	**Beginning Balance**	**Increase (Decrease)**	**Ending Balance**
Deferred tax arising from temporary differences						
Special reserves appropriated for tax purposes	₩ (676,943)	₩ (877,419)	₩ (1,554,362)	₩ (187,626)	₩ (239,823)	₩ (427,449)
Equity-method investments	(1,161,427)	(282,325)	(1,443,752)	(148,920)	(120,944)	(269,864)
Depreciation	4,666	(329,990)	(325,324)	1,795	(91,259)	(89,464)
Capitalized interest expense	(205,782)	39,778	(166,004)	(57,320)	11,669	(45,651)
Accrued income	(191,600)	(8,608)	(200,208)	(56,516)	1,459	(55,057)
Accrued expenses	999,423	113,232	1,112,655	291,823	14,157	305,980
Deferred foreign exchange gains	53,339	(15,786)	37,553	15,014	(4,687)	10,327
Impairment losses on investments	436,515	(325,153)	111,362	127,462	(96,837)	30,625
Others	41,508	1,646	43,154	11,078	788	11,866
	₩ (700,301)	₩(1,684,625)	₩ (2,384,926)	₩ (3,210)	₩ (525,477)	₩ (528,687)
Deferred tax assets arising from the carryforwards						
Tax credit carryforwards	₩ 404,058	₩ 161,169	₩ 565,227	₩ 363,652	₩ 145,052	₩ 508,704
						₩ (19,983)

In accordance with the SKFAS No. 16, *Deferred Income Taxes*, the Company changed its accounting policy for the tax effects of temporary differences which are directly related to shareholders' equity. As a result of this change, the amounts of capital adjustments decreased by ₩136,849 million and liabilities increased by ₩136,849 million. This change had no effect on the net income.

25. Earnings Per Share

Earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Ordinary income per share is calculated by dividing ordinary income allocated to common stock, which is net income allocated to common stock as adjusted by extraordinary gains or losses, net of related income taxes, by the weighted-average number of common shares outstanding during the period.

Basic earnings per share for the years ended December 31, 2005 and 2004, are calculated as follows:

(In millions, except per share and number of share amounts)	2005	2004
Net income as reported on the statements of income	₩ 7,640,213	₩ 10,786,742
Adjustments:		
Dividends for preferred stock	(114,735)	(210,586)
Undeclared participating preferred stock dividend	(929,258)	(1,252,192)
Net income available for common stock	6,596,220	9,323,964
Weighted-average number of common shares outstanding	132,003,416	137,321,524
Earnings per share	₩ 49,970	₩ 67,899

Diluted earnings per share for the years ended December 31, 2005 and 2004, are calculated as follows:

(In millions, except per share and number of share amounts)	2005	2004
Net income available for common stock	₩ 6,596,220	₩ 9,323,964
Adjustment:		
Compensation expense for stock options	2,437	8,284
Net income available for common stock and common equivalent shares	6,598,657	9,332,248
Weighted-average number of shares of common stock and common equivalent shares [1] outstanding	134,314,164	139,570,829
Diluted earnings per share	₩ 49,128	₩ 66,864

[1] Common equivalent shares

	2005		
	Number of Shares	**Weight**	**Common Stock Equivalent**
Stock options	2,310,748	365/365	₩ 2,310,748

	2004		
	Number of Shares	**Weight**	**Common Stock Equivalent**
Stock options	2,249,305	366/366	₩ 2,249,305

The number of dilutive shares of outstanding stock options is calculated by applying the treasury stock method.

Under the treasury stock method, the proceeds from the exercise of the stock options are assumed to be used to purchase common stock at the average market price. The incremental shares which is the difference between the number of shares assumed to be issued and the number of shares assumed to be purchased, is included in the denominator in the diluted earnings per share calculation.

26. Related Party Transactions

Significant transactions with related parties for the years ended December 31, 2005 and 2004, and the related receivables and payables as of December 31, 2005 and 2004, are as follows:

(In millions of Korean won)

	Sales		Purchases		Receivables		Payables	
Local Companies	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**
Samsung Corporation	₩ 42,164	₩ 56,099	₩ 1,647,112	₩ 1,970,528	₩ 37,791	₩ 27,521	₩ 402,303	₩ 437,365
Samsung SDI Co., Ltd.[1]	237,925	371,432	1,650,220	2,129,086	24,347	29,517	189,104	156,396
Samsung Electronics Service Co., Ltd.	202,504	204,444	270,025	269,840	64,439	67,137	102,859	96,458
Samsung Kwangju Electronics Co., Ltd.	70,543	38,269	2,094,450	1,259,170	1,818	2,832	291,988	336,375
Samsung Electro-Mechanics Co., Ltd.	33,234	20,244	1,013,365	1,058,374	9,875	5,147	83,243	80,924
iMarket Korea Inc.	46,598	39,652	276,742	236,234	14,891	15,930	93,086	70,337
Samsung SDS Co., Ltd.	36,739	52,381	619,709	542,967	10,079	3,195	128,190	128,648
Samsung Heavy Industries Co., Ltd.	6,920	5,912	145,553	138,889	6,950	8,183	32,873	18,951
Seoul Commtech Co., Ltd	7,629	9,506	136,327	111,248	1,320	4,783	36,528	23,675
Samsung Corning Precision Glass Co., Ltd.	11,255	33,534	544,036	534,004	1,455	26,458	42,680	39,411
Bluetek Co., Ltd.	2,794	40,447	84,850	105,339	16	2,340	7,184	35,453
Samsung Everland	1,079	16,791	214,886	220,710	212,021	187,357	35,754	26,722
Cheil Communications Inc.	2,385	906	294,581	267,241	122	1,418	200,476	160,269
Samsung Electronics Logitech Co., Ltd.	1,844	2,748	786,413	662,548	256	195	44,243	34,462
Living Plaza	806,148	719,119	5,917	5,001	863	128	14,976	6,053
SEMES Co., Ltd. (formerly known as DNS Korea Co., Ltd.)	3,473	5,704	155,812	110,439	5,297	13,282	50,139	10,527
Samsung Networks Inc.	7,712	8,112	97,839	83,580	2,373	3,064	18,790	14,839
Samsung Techwin Co., Ltd.	33,584	465	512,712	420,746	16,327	683	51,256	41,228
S-LCD Co., Ltd.	1,060,137	689,849	1,049,016	-	375,505	487,936	185,947	-
STECO, Ltd.	-	-	273,388	277,392	-	-	24,445	18,432
Samsung Fire & Marine Insurance Co., Ltd.	14,846	6,528	147,126	162,912	1,549	721	1,880	2,805
Samsung Engineering Co., Ltd.	287	304	146,186	125,237	65	68	71,972	35,192
Other local companies	68,363	56,745	442,741	361,487	61,458	52,275	84,281	73,259
	₩2,698,163	₩2,379,191	₩12,609,006	₩11,052,972	₩848,817	₩940,170	₩2,194,197	₩1,847,781

(In thousands of U.S. dollars)

Foreign Companies	Sales		Purchases		Receivables		Payables	
	2005	2004	2005	2004	2005	2004	2005	2004
Samsung Semiconductor Inc.	$ 6,261,996	$ 5,576,157	$ 9,790	$ 10,622	$ 74,038	$ 22,994	$ -	$ -
Samsung Telecommunications America Inc.	1,920,546	2,882,985	406,101	189,376	288	136	207,101	31,273
Samsung Japan Co., Ltd.	3,273,323	3,269,995	2,258,409	3,787,990	102,846	346	161,010	157,235
Samsung Electronics Taiwan Co., Ltd.	3,306,485	2,421,717	349,443	354,131	5,331	3,747	20,550	19,206
Samsung Semiconductor Europe GmbH	3,812,186	2,779,367	3,976	295	16,846	1,133	3,284	99
Samsung Electronics Hong Kong Co., Ltd.	1,895,558	1,355,653	1,026,041	1,094,862	11,814	8,653	53,926	60,658
Samsung Asia Private Ltd.	2,944,364	1,750,761	742,849	507,995	16,793	4,000	50,340	33,945
Samsung Electronics Overseas B.V.	1,849,076	1,455,282	39,999	-	22,540	50,889	12,824	2,393
Samsung Semiconductor Europe Ltd.	1,148,154	1,245,665	500	243	12,847	3,055	225	-
Tianjin Samsung Telecom Technology Co., Ltd.	1,985,309	1,565,817	15	244	51,574	31,484	3	1
Samsung Electronics (UK) Ltd. (formerly Samsung Europe PLC.)	1,449,678	957,000	271,828	327,064	2,213	-	28,974	20,436
Samsung Electronics America Inc.	794,858	1,175,771	1,271,171	1,255,380	3,987	2,216	97,041	52,729
Samsung Electronics Suzhou LCD Co., Ltd.	14,497	1,020,292	63,837	1,067	5,558	18,698	7,332	2,174
Samsung Electronics GmbH	1,014,979	882,607	54,029	69,687	835	-	33,086	37,012
Other foreign companies	10,686,974	9,644,854	1,187,044	1,536,064	367,610	235,031	199,046	190,789
	$42,357,983	$37,983,923	$7,685,032	$9,135,020	$695,120	$382,382	$874,742	$607,950

[1] Includes transactions with Samsung OLED Co., Ltd. which was merged into Samsung SDI Co., Ltd. during 2005.

As of December 31, 2005, the balance of Beneficiary Certificates from Samsung Securities Co., Ltd. amounted to ₩904,314 million (2004: ₩1,312,462 million) (Note 5).

27. Research and Development Costs

Research and development costs incurred and expensed for the years ended December 31, 2005 and 2004, consist of the following:

(In millions of Korean won)		2005		2004
Research expenses	₩	2,170,519	₩	1,825,810
Ordinary development expenses		3,239,252		2,964,079
	₩	5,409,771	₩	4,789,889

28. Foreign Currency Translation

As of December 31, 2005 and 2004, assets and liabilities dominated in foreign currencies and related gains and losses on foreign currency translation for the year ended December 31, 2005 are as follows:

(In thousands of foreign currencies, In millions of Korean won)

	2005		2005			2004
Account	Foreign Currencies		Korean Won Equivalent	Translation Loss	Translation Gain	Korean Won Equivalent
Foreign currency deposits	USD	130,708	₩ 132,407	₩ -	₩ -	₩ 27,289
	JPY	308,389	2,652	-	-	5,643
	EUR	1,729	2,073	-	-	6,050
	Others		1,052	-	-	1,594
			138,184	-	-	40,576
Trade accounts and notes receivable	USD	516,071	522,780	14,298	208	381,375
	JPY	4,270,009	36,718	3,993	-	52,563
	EUR	12,371	14,837	236	1	7,794
	Others		12,453	679	-	1,512
			586,788	19,206	209	443,244
Other accounts and notes receivable	USD	243,873	247,043	3,420	1	196,297
	JPY	10,982	94	7	-	-
	EUR	14,822	17,777	261	5	1,619
	Others		3,244	474	1	1,208
			268,158	4,162	7	199,124
Other assets	USD	73,904	74,865	1,837	-	62,149
	EUR	2,132	2,557	96	-	6,024
	Others		1,772	675	51	4,010
			79,194	2,608	51	72,183

Account	2005 Foreign Currencies		2005 Korean Won Equivalent	2005 Translation Loss	2005 Translation Gain	2004 Korean Won Equivalent
Trade accounts and notes payable	USD	514,328	₩ 521,014	₩ 1	₩ 4,223	₩ 367,299
	JPY	20,434,052	175,712	7	1,285	227,571
	EUR	958	1,149	-	11	5,331
	Others		47	-	1	105
			697,922	8	5,520	600,306
Other accounts and notes payable	USD	925,846	937,882	1,588	19,667	399,164
	JPY	9,773,168	84,040	-	1,125	72,536
	EUR	92,887	111,404	10	1,550	139,949
	Others		53,482	26	996	45,434
			1,186,808	1,624	23,338	657,083
Other current liabilities	USD	659,971	668,551	-	25,117	450,864
	JPY	2,268,917	19,510	-	1,445	26,193
	EUR	70,973	85,120	-	9,728	55,727
	Others		1,837	-	75	423
			775,018	-	36,365	533,207
Other long-term liabilities (including current portions)	USD	312,471	316,533	3,023	18,590	104,468
	Others		51,972	613	3,027	-
			368,505	3,636	21,617	104,468
Foreign currency Notes and bonds (including current portions)	USD	100,000	101,300	-	3,080	104,380
Total				₩ 31,244	₩ 90,187	

29. Supplementary Information for Computation of Value Added

The accounts and amounts, included in cost of sales and selling, general and administrative expenses, needed for the computation of value added for the years ended December 31, 2005 and 2004, are as follows:

	Cost of Sales		Selling, General and Administrative Expenses		Research and Development Costs	
(In millions of Korean won)	2005	2004	2005	2004	2005	2004
Wages and salaries	₩1,634,508	₩1,740,560	₩ 784,163	₩ 856,739	₩1,373,302	₩1,479,362
Provision for severance benefits	162,330	195,721	81,736	61,690	141,641	107,630
Employee benefits	237,392	213,647	97,888	64,130	160,123	121,675
Rent	30,307	26,388	22,824	16,493	20,633	20,452
Depreciation and amortization expenses	4,381,022	3,985,867	145,170	122,955	534,283	417,293
Taxes and dues	124,596	98,571	131,049	133,381	53,001	44,458

30. Segment Information

A summary of financial data by business segment and geographic area as of and for the years ended December 31, 2005 and 2004, are as follows:

(In millions of Korean won)	2005 Summary of Business by Segment					
	Digital Media	**Telecom-munications**	**Semi-conductor**	**LCD**	**Device Appliances**	**Others**
Sales						
Net sales to external customers	₩ 6,484,657	₩ 18,818,258	₩ 18,334,808	₩ 9,710,174	₩ 3,383,392	₩ 726,381
Intersegment sales	61,843	6,361	1,834,621	1,099,559	5,245	199,326
	₩ 6,546,500	₩ 18,824,619	₩ 20,169,429	₩ 10,809,733	₩ 3,388,637	₩ 925,707
Operating profit (loss)	₩ (313,723)	₩ 2,295,451	₩ 5,457,726	₩ 734,834	₩ (91,446)	₩ (23,067)
Property, plant and equipment & Intangible assets	₩ 681,537	₩ 1,306,464	₩ 14,112,483	₩ 6,169,736	₩ 154,462	₩2,691,313
Depreciation & Amortization	₩ 62,698	₩ 211,973	₩ 3,672,137	₩ 954,903	₩ 22,538	₩ 136,226

	2004 Summary of Business by Segment					
	Digital Media	**Telecom-munications**	**Semi-conductor**	**LCD**	**Device Appliances**	**Others**
Sales						
Net sales to external customers	₩ 8,027,556	₩ 18,935,875	₩ 18,224,753	₩ 8,688,676	₩ 3,258,857	₩ 496,642
Intersegment sales	58,734	3,922	1,509,192	1,333,996	6,412	242,835
	₩ 8,086,290	₩ 18,939,797	₩ 19,733,945	₩ 10,022,672	₩ 3,265,269	₩ 739,477
Operating profit (loss)	₩ (25,757)	₩ 2,811,081	₩ 7,474,980	₩ 1,884,546	₩ (53,666)	₩ (74,307)
Property, plant and equipment & Intangible assets	₩ 254,191	₩ 1,227,788	₩ 11,476,886	₩ 4,256,247	₩ 148,099	₩2,763,972
Depreciation & Amortization	₩ 55,862	₩ 199,125	₩ 3,164,323	₩ 951,937	₩ 27,269	₩ 127,599

	Summary of Sales by Geographic Area				
	South Korea	**Asia (excluding South Korea)**	**Europe**	**America**	**Africa**
2005	₩ 10,294,909	₩ 24,360,510	₩ 13,660,336	₩ 8,639,968	₩ 501,947
2004	₩ 10,036,763	₩ 22,820,709	₩ 12,805,563	₩ 11,613,163	₩ 356,161

31. Transactions Not Affecting Cash Flows

Significant transactions not affecting cash flows for the years ended December 31, 2005 and 2004, are as follows:

(In millions of Korean won)	2005	2004
Write-off of accounts receivables and others	₩ 548	₩ 4,523
Gain on valuation of available-for-sale securities	510,484	12,303
Loss on valuation of available-for-sale securities	(7,554)	27,624
Decrease in gain on valuation of available-for-sale securities by disposal	10,536	17,377
Decrease in loss on valuation of available-for-sale-securities by disposal	1,618	5,952
Deferred tax effects applicable to Gain on Valuation of investment securities	145,773	-
Deferred tax effects applicable to Loss on Valuation of investment securities	8,924	-
Transfer from construction-in-progress to other property, plant and equipment accounts	7,212,212	6,902,912
Transfer from construction-in-progress to lease payment receivables	4,621	312,034
Current maturities of other long-term liabilities	123,703	2,585
Issuance of common stock arising from the conversion of convertible bonds	-	49,296
Decrease in retained earnings arising from retirement of treasury stock	-	3,025,129

32. Three-Month Period Information

Financial information for the three-month periods ended December 31, 2005 and 2004 are as follows:

(In millions of Korean won, except for per share amounts which are in Korean won)

	Three-Month Period Ended December 31, 2005	Three-Month Period Ended December 31, 2004
Sales	₩ 15,519,517	₩ 13,895,332
Operating profit	2,135,086	1,532,617
Net income	2,563,394	1,825,340
Basic earnings per share	16,979	11,755
Diluted earnings per share	16,656	11,577

33. Approval of Audited Financial Statements

The audited financial statements as of and for the year ended December 31, 2005 will be approved by the Board of Directors on February 1, 2006.

Report on the Review of Internal Accounting Control System

To the President of
Samsung Electronics Co., Ltd.

We have reviewed the management's report on the operations of the internal accounting control system ("IACS") of Samsung Electronics Co., Ltd. (the "Company") as of December 31, 2005. In accordance with Article 2-2 of the Act on External Audit for Stock Companies (the "External Audit Law") of the Republic of Korea, the Company's management is responsible for reporting on the design and operations of its IACS ("IACS report"). Our responsibility is to review the management's IACS report and issue a report based on our review.

We conducted our review in accordance with Article 2-3 of the External Audit Law. Our review included inquiries of management and employees, inspection of related documents and checking of the operations of the Company's IACS. We did not perform an audit of the Company's IACS and accordingly, we do not express an audit opinion.

Based on our review, no material weakness in the design or operations of the Company's IACS under Article 2-2 of the External Audit Law as of December 31, 2005, has come to our attention.

This report applies to the Company's IACS in existence as of December 31, 2005. We did not review the Company's IACS after December 31, 2005. This report has been prepared for Korean regulatory purposes pursuant to the External Audit Law, and may not be appropriate for other purposes or for other users.

As this report is based on Interim Guidelines on Auditors' Review and Report on Management's IACS Report issued by the Korean Audit Standards Committee on March 29, 2005, they apply only from that date until the date the Final Standards for Management's IACS Report, and the Final Standards for Auditors' Review and Report on Management's IACS Report become effective. A review based on the final standards may have different results and accordingly, the content of any updated report may be different.

Samil PricewaterhouseCoopers

January 27, 2006

Notice to Readers

This report is annexed in relation to the audit of the financial statements as of and for the year ended December 31, 2005, and the review of internal accounting control system pursuant to Article 2-3 of the Act on External Audit for Stock Companies of the Republic of Korea.